Exhibit 1

Japan

This description of Japan is dated August 9, 2019, and appears as Exhibit 1 to Japan’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended March 31, 2019.

THE DELIVERY OF THIS DOCUMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS DOCUMENT (OTHERWISE THAN AS PART OF A PROSPECTUS CONTAINED IN A REGISTRATION STATEMENT FILED UNDER THE U.S. SECURITIES ACT OF 1933) DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OF OR GUARANTEED BY JAPAN.

TABLE OF CONTENTS

GENERAL	4
Area and Population	4
Government	4
Political Parties	4
Leadership	5
International Organizations	5
THE ECONOMY	8
General	8
Gross Domestic Product and National Income	11
Industry	13
Energy	13
Price Indices	15
Labor	15
Aging Workforce and Population Decrease	18
FOREIGN TRADE AND BALANCE OF PAYMENTS	20
Foreign Trade	20
Balance of Payments	23
Foreign Exchange Rates	24
FINANCIAL SYSTEM	27
The Bank of Japan and Monetary Policy	27
Government Financial Institutions	28
Private Financial Institutions	29
GOVERNMENT FINANCE	30
Revenues, Expenditures and Budgets	30
Tax Structure	35
Fiscal Investment and Loan Program	35
DEBT RECORD	36
JAPAN’S PUBLIC DEBT	36
INTERNAL DEBT	38
Direct Debt of the Japanese Government	38
EXTERNAL DEBT	42
Debt Guaranteed by the Japanese Government	42
SUBSCRIPTIONS TO INTERNATIONAL FINANCIAL ORGANIZATIONS	43

FURTHER INFORMATION

This document appears as an exhibit to Japan’s Annual Report filed with the U.S. Securities and Exchange Commission (the “Commission”) on Form 18-K for the fiscal year ended March 31, 2019. Additional information with respect to Japan is available in such Annual Report, in the other exhibits to such Annual Report and in amendments thereto. Such Annual Report, exhibits and amendments may be inspected and copied at the public reference room maintained by the Commission at: 100 F Street, N.E., Washington, D.C. 20549. Information regarding the operations of the public reference room can be obtained by calling the Commission at 1-800-SEC-0330. The Annual Report and its exhibits and amendments are also available through the Commission’s Internet website at http://www.sec.gov.

In this document all amounts are expressed in Japanese Yen (“¥” or “yen”), except as otherwise specified. The spot buying rate quoted on the Tokyo Foreign Exchange Market on August 1, 2019 as reported by The Bank of Japan at 5:00 p.m., Tokyo time, was ¥109.14=$1.00, and the noon buying rate on July 26, 2019 for cable transfers in New York City payable in yen, as reported by the Federal Reserve Bank of New York, was ¥108.69=$1.00. See “Foreign Trade and Balance of Payments — Foreign Exchange Rates”.

References herein to Japanese fiscal years (“JFYs”) are to 12-month periods commencing in each case on April 1 of the year indicated and ending on March 31 of the following year. References to years not specified as being JFYs are to calendar years.

Japan

GENERAL

Area and Population

Japan, an archipelago in the western Pacific, consists of four main islands (Hokkaido, Honshu, Kyushu and Shikoku) which are mostly mountainous located in the same approximate range of latitude as the east coast of the United States north of Florida. The total area of Japan is approximately 146,000 square miles, which is slightly less than that of California and about 4% of the United States. It is bordered by the Sea of Japan to the west and north, and by the Pacific Ocean to the east and south.

Japan has a total population of approximately 126 million (estimated as of July 1, 2019). It has one of the highest population densities in the world and approximately 23.9% of its people (estimated as of October 1, 2018) are concentrated in three metropolitan areas (Tokyo, Osaka and Nagoya). Japan’s rate of population decrease during the years 2014-2018 showed a decline rate of 0.6%. Japan’s population decreased 0.21% during the 12 months ended October 1, 2018.

Government

The legislative power in Japan is vested in the Diet, which currently consists of a House of Representatives having 465 members and a House of Councillors having 242 members. Members of both houses are elected by direct universal suffrage, except that some members of each house are elected by proportional representation. The power of the House of Representatives is superior to that of the House of Councillors in respect of approving certain matters including the national budget and electing the Prime Minister.

The executive power is vested in the Cabinet consisting of a Prime Minister, elected by the Diet from among its members, and other Ministers appointed by the Prime Minister, a majority of whom must be members of the Diet. The judicial power is vested in the Supreme Court and such lower courts as are established by law.

Japan’s 47 prefectures, and its cities, towns and villages, have a certain degree of local autonomy through popularly elected legislative bodies and chief executives. The central government exercises its influence on local governments indirectly through financial aid and prescribing standards of local administration.

Political Parties

Members of the House of Representatives are elected for four-year terms unless the House of Representatives is dissolved prior to expiration of their terms. The House of Representatives was dissolved on September 28, 2017 and an election was held on October 22, 2017. 289 members were elected from single-member districts and 176 members were elected through a proportional representation process from 11 regional districts. Pursuant to a revision of the Public Offices Election Act in July 2018, the number of seats in the House of Councillors was increased to 248 from 242. The members are elected for six-year terms with one-half of the membership being elected every three years. In an election in July 2019, 124 members were elected, of which 50 members were elected through a proportional representation system and 74 members were elected from 45 districts that correspond to the 47 prefectures of Japan. Currently, the House of Councillors consists of 121 members whose term expires in July 2022 and 124 members whose term expires in July 2025.

The following tables set forth the membership by political party of the House of Representatives as of July 26, 2019 and the House of Councillors as of July 31, 2019.

House of Representatives
Liberal Democratic Party	285
The Constitutional Democratic Party of Japan	70
Democratic Party For the People	39
Komeito	29
Japanese Communist Party	12
Nippon Ishin (Japan Innovation Party)	11
The Reviewing Group on Social Security Policy	8
Social Democratic Party	2
The Party of Hope	2
Independents	7
Vacancies	0

Total	465

Source: House of Representatives.

House of Councillors
Liberal Democratic Party and Voice of The People	114
The Constitutional Democratic Party of Japan and Minyukai and Hope Coalition	35
Komeito	28
Democratic Party For the People and The Shin-Ryokufukai	26
Nippon Ishin (Japan Innovation Party)(a)	16
Japanese Communist Party	13
Okinawa Whirlwind	2
Reiwa Shinsengumi(a)	2
Hekisuikai(a)	2
Your Party(a)	2
Independents	5
Vacancies	0

Total	245

(a)	English name to be confirmed.

Source: House of Councillors.

Leadership

Japan’s current Prime Minister is Shinzo Abe, a member of the Liberal Democratic Party of Japan and member of the House of Representatives in the Diet. As the Liberal Democratic Party of Japan took its position as the ruling party as a result of the House of Representatives election, Mr. Abe was formally appointed as Japan’s 96th Prime Minister by the Emperor on December 26, 2012 and succeeded the former Prime Minister Yoshihiko Noda, who is a member of the Democratic Party of Japan. After the Democratic Party of Japan became the ruling party in September 2009, Mr. Noda served as the last Prime Minister of the Democratic Party of Japan from September 2, 2011. Mr. Abe was re-elected as 97th and 98th Prime Minister after general elections after breakup of the House of Representatives in 2014 and 2017.

International Organizations

Japan is a member of the United Nations and other international organizations, including the International Monetary Fund, International Bank for Reconstruction and Development, International Development Association, International Finance Corporation, International Fund for Agricultural Development, Multilateral Investment Fund, Multilateral Investment Guarantee Agency, Asian Development Bank, African Development Bank, African Development Fund, European Bank for Reconstruction and Development, Inter-American Development Bank and Inter-American Investment Corporation. See “Subscriptions to International Financial Organizations”.

International Trade Agreements

Japan announced its intent to join the Trans-Pacific Partnership, or TPP, in March 2013, and following negotiations with 11 other countries, signed the TPP Agreement on February 4, 2016. Upon the ratification of the TPP, Japan and the other participating countries planned to aim to not only eliminate tariffs on products but also liberalize services and investment, and establish rules in a wide range of fields, including intellectual property, e-commerce and the environment. Although Japan ratified the TPP on January 20, 2017, the United States announced its formal withdrawal from the TPP on January 23, 2017. On March 8, 2018, Japan and ten other countries excluding the United States signed the Comprehensive and Progressive Agreement for Trans-Pacific Partnership, pursuant to which each signatory country agreed to start the necessary preparations for the implementation of the TPP. The Comprehensive and Progressive Agreement for Trans-Pacific Partnership entered into force for Japan, Mexico, Singapore, New Zealand, Canada, and Australia on December 30, 2018, and for Vietnam on January 14, 2019.

Japan has also entered into Economic Partnership Agreements, or EPAs, with various countries, including Singapore, Mexico, Malaysia, Chile and Thailand. As of December 2018, Japan had entered into a total of 18 EPAs with 20 countries as well as the EU. Pursuant to the EPAs, Japan will collaborate comprehensively with the counterparties to, among other things, reduce or eliminate tariffs, grant most-favored-nation status in the fields of investment, services and government procurement and expedite patent review and enhance patent protection in the field of intellectual property.

Japan is also a member of international organizations which are based on international trade treaties and other agreements which seek to promote free trade in the international market, including the following: the World Trade Organization, the Organization for Economic Co-operation and Development, the World Customs Organization and the International Trade Centre.

The following is a map of Japan, illustrating its location with respect to neighboring countries:

MAP OF JAPAN

Road
City
Distance from Tokyo
Map Projection :
Standard point :
SEA OF OKHOTSK
SAKHALIN
KURILE ISLANDS
The most northern end of Japan
Sapporo
Asahikawa
Kushiro
Hakodate
Aomori
Akita
Morioka
Sendai
SEA OF JAPAN
Kanazawa
Niigata
Utsunomiya
Matsue
Kyoto
Nagoya
Tokyo
Osaka
Hiroshima
Fukuoka
Matsuyama
Kagoshima
JAPAN
NORTH PACIFIC OCEAN
EAST CHINA SEA
NANSEI ISLANDS
SENKAKU ISLANDS
Naha
The most western end of Japan
The most eastern end of Japan
The most southern end of Japan
OGASAWARA ISLANDS
PHILIPPINE SEA

This map is compiled from 1:5,000,000 Japan and Its Surroundings (2015 Revised).
"Sea of Japan" is referred to as "Japan Sea" in the "Limits of Oceans and Seas" (S-23), published by the International Hydrographic Organization.

Geospatial Information Authority of Japan
Ministry of Land, Infrastructure, Transport and Tourism
Government of Japan

THE ECONOMY

General

Japan has a highly advanced and diversified economy, which has developed in response to changing conditions in Japan and the world. During the era of high economic growth in the 1960s and the early 1970s, the expansion was based on the development of heavy industries consuming large quantities of resources. During the 1980s, there was rapid growth in high value-added industries, such as electronics and precision instruments, which employ high level technology and consume relatively low quantities of resources. The service sector of the economy grew significantly during the 1980s and 1990s.

While the Japanese economy expanded during the period from 2002 to 2007, amidst that expansion, and prior to the global economic crisis of 2008, Japan continued to face several domestic economic difficulties. Among other things, domestic consumption contributed to the economic recovery to a lesser degree than was the case in prior economic growth periods. Also, despite the improving employment environment at the time, the average wage failed to grow appreciably. While those Japanese manufacturing companies with a global competitive edge achieved growth on the back of the favorable world economy, small-to-medium enterprises and non-manufacturing sectors realized only limited productivity growth and profitability. This in turn caused imbalance in the level of economic recovery among the different regions in Japan. In the longer term, Japan faced a declining population, mass retirement of the baby boomer generation, environmental/energy conservation agenda, and fiscal deficit problem. Against this backdrop, the subprime loan crisis in the United States and increases in the prices of energy and raw materials precipitated weakness in the global economy, caused the Japanese economy to deteriorate. Throughout JFY 2008, the global economy continued to worsen, as the collapse of several major financial institutions in the United States and other factors contributed to a credit tightening, volatility in stock, currency and other markets, loss of consumer confidence and decrease in business and industrial activities on a global basis. The Japanese economy was also adversely affected by these factors, especially as Japan’s export sector was hit by the decline in global demand and appreciation of the yen against other major currencies. After February 2008, Japan had entered a recession. The Japanese economy in JFY 2010 picked up, despite a difficult situation where the unemployment rate remained at a high level.

On March 11, 2011, just as the Japanese economy was in a transition from the state of stagnation to recovery, the Great East Japan Earthquake (“Earthquake”) struck Japan. As a result, the Japanese economy posted negative growth for the first and second quarter in 2011. Unlike the cases of the Great Hanshin-Awaji Earthquake in 1995 or Hurricane Katrina in 2005, personal consumption declined on a nationwide basis, with consumer sentiment deteriorating sharply after the Earthquake. The Earthquake had a severe impact on production in Japan through the shutdown of damaged factories, disruptions of the supply chains and power supply constraints. In particular, the Earthquake affected Japan’s auto industry which depends on the Tohoku region for the supply of key parts including semiconductors and other electronic components. The supply constraints and the slower growth in corporate earnings in the aftermath of the Earthquake also put downward pressure on capital investment activities. The Earthquake was accompanied by a nuclear power plant accident, which not only caused power supply constraints but also had a chilling effect on certain business activities, such as in the tourism and leisure sectors. Following the Earthquake, the number of visitors to Japan from foreign countries dropped by approximately half from the monthly averages in the prior year. The Earthquake and its aftermath prompted the Government of Japan to compile a series of supplementary budgets to support reconstruction efforts. On May 2, 2011, a first supplementary budget of approximately ¥4 trillion was approved by the Diet to finance reconstruction relating to damages from the Earthquake and tsunami. The budget was aimed at disaster relief, including providing temporary housing, rebuilding of facilities and disaster assistance loans. On July 25, 2011, the Japanese government approved a second supplementary budget of approximately ¥2 trillion aimed at further disaster relief, including increasing the Contingency Reserve for Recovery from the Great East Japan Earthquake. On November 21, 2011, the Japanese government approved the third supplementary budget of approximately ¥12 trillion aimed at disaster relief, including provision of emergency support to people affected by the disaster and reconstruction of public utilities and facilities. On February 8, 2012, the Japanese government approved the fourth supplementary budget including the establishment of a government guaranteed ¥500 billion credit facility in response to the so-called “Overlapping Debt Problem”, whereby the burden of existing debt makes it difficult to raise funds for victims of the Earthquake. Thereafter, the Japanese government approved budgets of approximately ¥4 trillion for JFY 2012, ¥5 trillion for JFY 2013 and ¥4 trillion for JFY 2014 to finance reconstruction efforts.

The Earthquake and the nuclear disaster in Fukushima were followed by severe flooding that occurred at the end of July 2012 in Thailand, one of Japan’s largest trading partners for both exports and imports. The suspended operations of the local factories in Thailand suppressed Japan’s Thailand bound exports of goods including intermediary materials for cars and electronics and thereby adversely affected the Japanese economy.

Thus, JFY 2011 started in a very challenging environment, with the Earthquake seriously crippling the economy, which posted negative growth for the first quarter. Over time, the government and the people joined forces in an all-out effort to rebuild the social and economic infrastructure, facilitating a rapid recovery of the supply chains and helping the economy on a track to a gradual recovery. Since the summer of 2011, however, the rapid appreciation of the yen, the reduced external demand due to the Thai flooding (as described above) and deceleration in the world economy stemming from the European sovereign debt crisis kept such recovery to a modest level.

In December 2012, the Cabinet Office of the Government of Japan announced “Abenomics” (named after the incumbent Prime Minister Shinzo Abe), an economic strategy of pursuing an expansionary monetary policy, a flexible fiscal policy and an economic growth agenda that promotes private investment, with the goal of achieving GDP growth and job creation. Pursuant to this strategy, specific measures to be implemented include accelerating reconstruction efforts in areas damaged by the Great East Japan Earthquake, increasing stimulus spending and subsidies aimed at strategically important sectors and utilizing a more flexible approach to economic and fiscal management. Other more recent Abenomics measures include the liberalization of electricity retail sales in April 2016 and the liberalization of gas retail sales in April 2017.

Additionally, in January 2013, the Government of Japan and the Bank of Japan issued a joint statement announcing measures to overcome deflation and achieve sustainable economic growth with price stability in order to establish a sustainable fiscal structure and sound fiscal management. In March 2013, Mr. Haruhiko Kuroda, former President of the Asian Development Bank, was appointed as governor of the Bank of Japan. In April 2013, the Bank of Japan announced its new quantitative and qualitative monetary easing policy, under which the Bank of Japan is aiming to achieve a price stability target of 2% in terms of the year-on-year rate of change in the consumer price index at the earliest possible time, with a time horizon of about two years. The real GDP marked an increase of 0.7% during JFY 2018, with the nominal GDP posting a positive growth by 0.5%. As of January 28, 2019, the Cabinet Office of the Government of Japan expected the Japanese economy to recover moderately during JFY 2019, posting real GDP growth of 1.3% and the nominal GDP growth of 2.4%. The Japanese Diet has passed comprehensive social security and tax reform, including an increase in the consumption tax rate from 5% to 8% in 2014, and from 8% to 10% in 2015, subject to certain conditions. Accordingly, the consumption tax rate was increased to 8% in April 2014. However, the planned increase in the consumption tax rate from 8% to 10% has been postponed to October 2019. In addition, the statutory corporate income tax rate was reduced from 34.62% to 32.11% for JFY 2015 and it was further reduced to 29.97% for JFY 2016 and to 29.74% for JFY 2018.

The Japanese economy faces certain challenges. Challenges for the Japanese economy include, as further described herein, an increased dependence on LNG and other energy imports as a result of the nuclear accident at the Fukushima Daiichi Nuclear Plant and suspension of operations at other nuclear power plants and, over the long term, demographic challenges, such as an aging workforce and population decrease, and the high levels of public debt and associated debt servicing payments.

In addition, Japan’s economy continues to face challenges due to the impact of trade disputes on the global economy and uncertainties surrounding overseas economies, as well as the effects of fluctuations in financial and capital markets. The Japanese economy is also exposed to uncertainty in geopolitical conditions, including concerns over North Korea’s nuclear weapons program and continued instability in the Middle East.

Summary of Key Economic Indicators

The following table sets forth information regarding certain of Japan’s key economic indicators for the periods indicated:

	JFY 2013	JFY 2014	JFY 2015	JFY 2016	JFY 2017	JFY 2018
	(yen amounts in billions, except percentages and index)
Percentage Changes of GDP from Previous Year
At Nominal Prices	2.6%	2.2%	2.8%	0.7%	2.0%	0.5%
At Real Prices(a)	2.6	-0.4	1.3	0.9	1.9	0.7
Total Revenues of Consolidated General and Special Accounts(b)	¥271,710	¥247,464	¥247,917	¥259,413	¥244,729	¥250,724
Total Expenditures of Consolidated General and Special Accounts(b)	227,684	226,756	228,749	241,061	229,389	244,063
Surplus of Consolidated Revenues over Consolidated Expenditures(b)	44,026	20,708	19,167	18,353	15,340	6,662
Public Debt	823,367	851,097	880,335	908,093	934,321	954,863

(a)	Real prices are based on calendar year 2011.

(b)	The data for JFY 2018 are provisional results as of December 31, 2018.

Source: Economic and Social Research Institute; Cabinet Office; and Ministry of Finance.

	2014	2015	2016	2017	2018
	(yen amounts in billions, except percentages and index)
Unemployment Rate	3.6%	3.4%	3.1%	2.8%	2.4%
Consumer Price Index(a)	99.2	100.0	99.9	100.4	101.3
Annual Change	2.7%	0.8%	-0.1%	0.5%	1.0%
Corporate Goods Price Index(b)	102.4	100.0	96.5	98.7	101.3
Annual Change	3.2%	-2.3%	-3.5%	2.3%	2.6%
Current Account regarding Balance of Payments	¥3,922	¥16,519	¥21,391	¥22,607	¥19,222
Official Reserve Assets	$1,261	$1,233	$1,217	$1,264	$1,271

(a)	Calendar year 2015=100.

(b)	Calendar year 2015=100. Indices are calculated using the monthly averages.

Source: Ministry of Internal Affairs and Communications “Labor Force Survey”; Consumer Price Index, Statistics Bureau, Ministry of Internal Affairs and Communications; Domestic Corporate Goods Price Index, Bank of Japan; and Ministry of Finance.

Gross Domestic Product and National Income

In December 2016, the methodology of calculating Japan’s GDP was revised to implement the System of National Accounts 2008 (2008 SNA), the latest version of the international statistics standard for the national accounts adopted by the United Nations Statistical Commission, as well as other changes including revising the benchmark year for real prices from 2005 to 2011. Revised GDP figures based on this methodology were published for prior years starting from JFY 1994. The GDP figures set forth in the tables below reflect this revised methodology.

The following table sets forth information pertaining to Japan’s gross domestic product for JFY 2014 through JFY 2018. As a general matter, with respect to the private sector, companies were shipping their existing inventories pursuant to conservative production plans until the beginning of calendar year 2014. However, after the increase in the consumption tax rate in April 2014, recovery in demand has been delayed, causing increases in inventory and inhibiting production. As a result, there were fluctuations in “Additions to Business Inventories — Private Sectors” during the relevant period.

Gross Domestic Product(a)

	JFY 2014	JFY 2015	JFY 2016	JFY 2017	JFY 2018	Percentage of JFY 2018 GDP
	(yen amounts in billions)
Total Consumption
Private sectors	¥298,463	¥300,391	¥299,113	¥303,231	¥305,552	55.5%
Public sectors	104,253	105,949	106,406	107,565	108,642	19.7

	402,716	406,340	405,519	410,796	414,194	75.3
Total Gross Capital Formation
Private sectors
Producers’ Durable Equipment	81,113	82,775	81,750	86,142	89,881	16.3
Residential Construction	15,518	16,066	17,037	17,221	16,736	3.0
Public sectors	27,144	26,848	26,965	27,579	26,950	4.9

	123,775	125,689	125,751	130,943	133,567	24.3
Additions to Business Inventories
Private sectors	370	1,316	191	738	1,541	0.3
Public sectors	89	31	-32	85	19	0.0

	459	1,347	159	823	1,560	0.3
Net Exports of Goods and Services	-8,174	-393	5,380	4,934	988	0.2

Nominal Gross Domestic Expenditures	¥518,235	¥532,983	¥536,808	¥547,495	¥550,308	100.0%

Real Gross Domestic Expenditures(a)	¥510,704	¥517,420	¥521,986	¥531,818	¥535,472

Surplus of the Nation on Current Account
Exports of Goods and Services and Other Receipts from Abroad	28,201	30,471	29,494	31,524	33,296
Less: Imports of Goods and Services and Other Payments Abroad	9,013	10,035	11,299	12,257	13,486

	19,188	20,436	18,196	19,266	19,810

Gross National Income	¥537,424	¥553,419	¥555,004	¥566,762	¥570,118
Percentage Changes of GDP from Previous Year
At Nominal Prices	2.2%	2.8%	0.7%	2.0%	0.5%
At Real Prices(b)	-0.4	1.3	0.9	1.9	0.7
Deflator	2.5	1.5	-0.2	0.1	-0.2

(a)	GDP financial data are subject to change.

(b)	Real prices are based on calendar year 2011.

(c)	Deflator is a price index used to convert nominal prices into real prices. Deflator is derived by dividing nominal GDP by real GDP.

Source: Economic and Social Research Institute, Cabinet Office

The following table sets forth information pertaining to Japan’s gross domestic product, as seasonally adjusted, for each of the eight quarters ended March 31, 2019.

	Quarterly Gross Domestic Product(a)
	2017			2018				2019
	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter
	(yen amounts in billions)
Nominal Gross Domestic Expenditures(b)	¥543,044	¥548,461	¥549,849	¥548,682	¥550,561	¥547,000	¥549,735	¥554,340

Real Gross Domestic Expenditures(b)(c)	¥528,821	¥532,007	¥533,770	¥533,205	¥536,265	¥532,788	¥535,213	¥538,162

Percentage Changes of GDP from the Previous Quarter At Nominal Prices(d)	0.7%	1.0%	0.3%	-0.2%	0.3%	-0.6%	0.5%	0.8%
At Real Prices(c)(d)	0.5	0.6	0.3	-0.1	0.6	-0.6	0.5	0.6
Deflator(e)	0.2	0.4	-0.1	-0.1	-0.2	0.0	0.0	0.3

(a)	Quarterly GDP financial data are subject to change.

(b)	Numbers are based on seasonally-adjusted GDP figures.

(c)	Real prices are based on calendar year 2011.

(d)	Percentage changes are based on seasonally-adjusted GDP figures.

(e)	Deflator is a price index used to convert nominal prices into real prices. Deflator is derived by dividing nominal GDP by real GDP.

Source: Economic and Social Research Institute, Cabinet Office.

Per Capita Gross Domestic Product

The following table indicates per capita gross domestic product for the last five years.

	Per Capita GDP
JFY	Amount (in thousands of yen)	Year-on-year change (%)
2013	¥3.982	2.8
2014	4,074	2.3
2015	4,194	2.9
2016	4,230	0.9
2017	4,321	2.2

National Income

The following table sets forth national income for calendar year 2013 through calendar year 2017.

	National Income
	2013	2014	2015	2016	2017
	(yen amounts in billions)

Domestic Factor Income	¥354,283	¥357,468	¥369,686	¥373,268	¥380,905
Net Income from Abroad	16,892	18,494	20,410	17,979	19,939

National Income at Factor Cost	¥371,175	¥375,962	¥390,096	¥391,247	¥400,844

Percentage Changes of Income at Factor Cost from Previous Year	3.0%	1.3%	3.8%	0.3%	2.5%

Source: Economic and Social Research Institute, Cabinet Office.

Industry

The following table sets forth the proportion of gross domestic product contributed by major industrial sectors of the economy for calendar year 2013 through calendar year 2017.

GDP by Industrial Sectors (at nominal prices)

	2013	2014	2015	2016	2017
Industry
Agriculture, forestry and fishing	1.1%	1.1%	1.1%	1.2%	1.2%
Mining	0.1	0.1	0.1	0.1	0.1
Manufacturing	19.4	19.7	20.8	20.7	20.7
Electricity, gas and water supply and waste management service	2.1	2.4	2.6	2.6	2.6
Construction	5.3	5.5	5.5	5.6	5.7
Wholesale and retail trade	14.8	14.2	14.0	13.8	13.9
Transport and postal services	5.0	5.2	5.1	5.0	5.1
Accommodation and food service activities	2.5	2.5	2.3	2.5	2.5
Information and communications	5.1	5.1	5.0	5.0	4.9
Finance and insurance	4.6	4.4	4.4	4.2	4.1
Real estate	11.9	11.7	11.4	11.4	11.3
Professional, scientific and technical activities	7.3	7.2	7.2	7.4	7.4
Public administration	5.1	5.1	5.0	5.0	4.9
Education	3.7	3.7	3.6	3.6	3.6
Human health and social work activities	6.9	6.8	6.8	7.0	7.0
Other service activities	4.5	4.5	4.4	4.3	4.3

Total	99.4%	99.2%	99.4%	99.4%	99.4%

Source: Economic and Social Research Institute, Cabinet Office, Annual Report on National Accounts.

Energy

The following table sets forth the total amounts of primary energy supplied and the percentages supplied by different sources for JFY 2013 through JFY 2017.

	Total Primary Energy Supplied (peta-joules)	Sources of Primary Energy Supplied(a)
JFY		Oil	Coal	Nuclear	Natural Gas	Other
2013(b)	21,053	42.8%	25.2%	0.4%	23.3%	8.4%
2014(b)	20,266	41.2	25.2	0.0	24.5	9.2
2015(b)	20,019	40.6	25.7	0.4	23.3	9.9
2016(b)	19,864	39.7	25.4	0.8	23.8	10.4
2017(b)	20,095	39.0	25.1	1.4	23.4	11.2

(a)

Figures represent the proportion of each source as a share of the domestic primary energy supplied. Domestic primary energy supplied is total primary energy supplied less exports and inventory adjustments.

(b)

Standard heating value by energy source, which is used to create total primary energy supplied statistics, is revised every five years. Figures for 2013 through 2017 represent the revised standard heating value by energy source.

Source: Agency for Natural Resources and Energy, Ministry of Economy, Trade and Industry, Report on Energy Supply and Demand.

Since JFY 2011, largely due to the effects of the Earthquake, the import of oil and natural gas as alternatives to nuclear energy increased significantly as the demand increased for power generation at thermal power stations. In JFY 2014, nuclear power facilities were not in operation and did not contribute to electric power generation during the fiscal year. See “Foreign Trade and Balance of Payments — Foreign Trade”.

The table below sets forth information regarding crude oil imports for JFY 2014 through JFY 2018.

	JFY 2014	JFY 2015	JFY 2016	JFY 2017	JEY 2018
Volume of imports (thousand kilo-liters per day)	530	545	521	501	475
Cost of imports (c.i.f. in billions of yen)	¥11,860	¥7,368	¥6,181	¥7,282	¥8,719
Average price (c.i.f. in yen kilo-liters)	¥61,279	¥37,026	¥32,523	¥39,825	¥50,258

Source: Customs and Tariff Bureau, Ministry of Finance.

Japan has historically depended on oil for most of its energy requirements and almost all its oil is imported, mostly from the Middle East. Oil price movements thus have a major impact on the domestic economy. Oil price has fluctuated significantly in recent years, reaching approximately ¥75,000 yen per kilo-liter in January 2014, then dropping below ¥37,000 yen per kilo-liter in February 2015, and increasing again to approximately ¥50,000 yen per kilo-liter in June 2015. In the first quarter of 2016, oil price dropped below ¥30,000 yen per kilo-liter due to oversupply and uncertainties regarding the Chinese economy. After the first quarter, oil price began increasing due to the mild recovery of the world economy and the OPEC agreement to reduce production. In May 2018, U.S. President Donald Trump announced that the United States would withdraw from the Iran nuclear deal, contributing to increased volatility in the oil price.

Japan has worked to reduce its dependence on oil by encouraging energy conservation and the use of alternative fuels. In addition, a restructuring of industry, with emphasis shifting from primary industries to processing and assembly type industries and from manufacturing industry to service industry, has also contributed to the reduction of oil consumption.

The following table sets forth information relating to total electric power generating capacity and electric power generation for JFY 2013 through JFY 2017.

	JFY 2013	JFY 2014	JFY 2015	JFY 2016	JFY 2017
Electric power generating capacity(a):	(megawatts)
Fossil Fuel	191,258	193,356	190,805	194,669	193,462
Hydro-electric	48,932	49,597	50,035	50,117	50,014
Nuclear	44,264	44,264	42,048	41,482	39,132
Other	4,717	7,343	8,949	13,092	16,600

Total	289,171	294,560	291,836	299,362	299,209

Electric power generation:	(gigawatt-hours)
Fossil Fuel	987,345	955,352	908,779	877,016	861,518
Nuclear	9,303	— (b)	9,437	17,300	31,278
Hydro-electric	84,885	86,942	91,383	84,570	90,128
Other	8,949	11,423	14,580	19,024	24,500

Total	1,090,482	1,053,717	1,024,179	997,911	1,007,423

(a)	At the end of fiscal year — March 31

(b)	No nuclear plants in Japan were in operation during JFY 2014, therefore the amount was zero.

Source: Handbook of Electric Power Industry, Agency for Natural Resources and Energy, Ministry of Economy, Trade and Industry.

Price Indices

The table below sets forth information concerning changes in Japan’s Corporate Goods and consumer price indices for the periods indicated.

	Corporate Goods Price Index(a)		Consumer Price Index(b)
	Index(c)	Annual % Change	Index	Annual % Change
2014	102.4	3.2	99.2	2.7
2015	100.0	-2.3	100.0	0.8
2016	96.5	-3.5	99.9	-0.1
2017	98.7	2.3	100.4	0.5
2018	101.3	2.6	101.3	1.0

(a)	All commodities. Calendar year 2015=100. Source: Domestic Corporate Goods Price Index, Bank of Japan.

(b)	General index. Calendar year 2015=100. Source: Consumer Price Index, Statistics Bureau, Ministry of Internal Affairs and Communications.

(c)	Indices are calculated using the monthly averages.

Labor

The number of employees was on an upward trend from 2004 to 2007, decreased from 2008 to 2012, recovered in 2013 and increased from 2014 to 2018. In 2017, the average employment was estimated at 65.3 million, of which 23.8% were employed in mining, manufacturing and construction, 3.4% were employed in agriculture, forestry and fisheries, and 72.8% in services and other sectors. In 2018, the average employment was estimated at 66.6 million, of which 23.5% were employed in mining, manufacturing and construction, 3.4% were employed in agriculture, forestry and fisheries, and 73.1% were employed in services and other sectors. The unemployment rate (seasonally adjusted) in Japan gradually increased from 2008 to the middle of 2009, but has gradually decreased since the end of 2009. It ranged between 2.7% and 3.1% during 2017 and between 2.3% and 2.5% during 2018. (Note: Due to the impact of the Great East Japan Earthquake, it has become difficult to conduct a labor search in the following prefectures: Iwate, Miyagi and Fukushima. For this reason, the nationwide unemployment rate for the period between March 2011 and August 2011 does not account for these three prefectures.) The seasonally adjusted unemployment rate was 2.3% in February, 2.5% in March, 2.4% in April, 2.4% in May and 2.3% in June in 2019, the most recent five months for which statistics are available.

The following table indicates unemployment statistics for Japan for each of the last five years:

Calendar Year	Unemployment Rate (%)
2014	3.6
2015	3.4
2016	3.1
2017	2.8
2018	2.4

Source: Ministry of Internal Affairs and Communications “Labor Force Survey”.

The table below sets forth information regarding wage index (total cash earnings (nominal)) and industrial production index (manufacturing and mining) for the periods indicated.

	Wage Index(a)		Industrial Production Index(b)
	Index(c)	Annual % Change	Index	Annual % Change
2014	99.9	0.5	101.2	2.0
2015	100.0	0.1	100.0	-1.2
2016	100.7	0.6	100.0	0.0
2017	101.1	0.4	103.1	3.1
2018	102.5	1.4	104.2	1.1

(a)	Calendar year 2015=100. Source: Monthly Labor Survey, Ministry of Health, Labor and Welfare.

(b)	Calendar year 2015=100. Source: Ministry of Economy, Trade and Industry.

(c)	Indices are calculated using the monthly averages.

The following table shows selected employment information by industry.

	2014	2015	2016	2017	2018
	(all figures in percentages, except as indicated)
Employed persons (in thousands of persons)	63,710	64,010	64,650	65,300	66,640
Employment by Industry:
Agriculture, forestry and fisheries	3.63%	3.58%	3.45%	3.38%	3.42%
Mining, manufacturing and construction	24.38	24.12	23.87	23.78	23.50
Services and other sectors	72.00	72.30	72.68	72.83	73.08

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Source: Ministry of Internal Affairs and Communications “Labor Force Survey”.

The following table shows employment rate by age and gender.

	2014	2015	2016	2017	2018
	(all figures in percentages, except as indicated)
Total	57.3%	57.6%	58.1%	58.8%	60.0%
Employment rate by age:
15 – 64 years old	72.7	73.3	74.3	75.3	76.8
15 – 24 years old	40.3	40.7	42.4	42.5	45.9
25 – 34 years old	81.0	81.2	82.5	83.6	84.8
35 – 44 years old	81.8	82.4	82.7	83.6	85.0
45 – 54 years old	83.3	83.8	84.6	85.1	85.7
55 – 64 years old	68.7	70.0	71.4	73.4	75.2
55 – 59 years old	78.1	78.7	79.9	81.0	81.7
60 – 64 years old	60.7	62.2	63.6	66.2	68.8
65 and over	20.8	21.7	22.3	23.0	24.3
65 – 69 years old	40.1	41.5	42.8	44.3	46.6
70 – 74 years old	24.0	24.9	25.0	27.2	30.2
75 and over	8.1	8.3	8.7	9.0	9.8
25 – 44 years old	81.5	81.9	82.6	83.6	84.9
Employment rate by gender:
Male	67.7	67.8	68.1	68.4	69.3
Female	47.6	48.0	48.9	49.8	51.3

Source: Ministry of Internal Affairs and Communications “Labor Force Survey”.

The following table shows employment data by type of employment.

	2014	2015	2016	2017	2018
	(in thousands of persons)
Employee (except for executive of company or corporation)	52,660	53,140	54,000	54,690	56,050
Regular employee	32,980	33,270	33,760	34,320	34,850
Non-regular employee	19,680	19,870	20,230	20,360	21,200

Source: Ministry of Internal Affairs and Communications “Labor Force Survey”.

Aging Workforce and Population Decrease

One of the risks that the Japanese economy bears is the issue of the aging of the population accompanied with an overall population decrease. Aging and population decrease placed downward pressure on economic growth. The negative impact can be reduced by enhancing productivity and competitiveness through the further opening of the Japanese economy to the world. Aging and population decrease have an impact not only on the macro growth rate but also on spending patterns (such as the older generations spending more than younger generations on service consumption) and, consequently, the country’s economic structure.

The impact of the aging and shrinking population on Japan’s fiscal structure looms as a long-term risk. Social security benefit payments under the current system will increase. The ratio of pensions to national income are expected to remain at the same level, but that of welfare including medical benefits and nursing-care benefits is expected to increase. Aging and population decrease will thus modify the Japanese revenue structure. Furthermore, amid increasing capital mobility, it is imperative for Japan to foster an environment attractive to business enterprises. Under these circumstances, it has become more and more difficult to impose additional tax burdens on the income of individuals and corporations. The effects of the aging and shrinkage of the population would also be prominent in Japan’s regional economies.

The following table indicates the age distribution of Japan’s population:

Population and Percentage distribution by Age (5-Year Age Group)

	Both sex
Age groups	2005*	2015*	2016	2017	2018
	Population (in thousands of persons)
Total	127,768	127,095	126,933	126,706	126,443
0 – 4 years old	5,599	5,006	4,963	4,909	4,838
5 – 9	5,950	5,319	5,303	5,251	5,184
10 – 14	6,036	5,620	5,514	5,432	5,392
15 – 19	6,593	6,054	6,040	5,995	5,907
20 – 24	7,381	6,091	6,150	6,228	6,330
25 – 29	8,314	6,532	6,393	6,291	6,223
30 – 34	9,795	7,396	7,257	7,112	6,936
35 – 39	8,772	8,417	8,117	7,884	7,694
40 – 44	8,113	9,847	9,713	9,443	9,093
45 – 49	7,755	8,766	9,282	9,457	9,666
50 – 54	8,828	8,024	7,904	8,156	8,360
55 – 59	10,294	7,601	7,546	7,592	7,651
60 – 64	8,577	8,552	8,160	7,804	7,591
65 – 69	7,460	9,759	10,275	9,921	9,368
70 – 74	6,661	7,787	7,408	7,749	8,234
75 – 79	5,280	6,354	6,526	6,738	6,932
80 – 84	3,423	5,026	5,181	5,293	5,347
85 – 89	1,855	3,156	3,275	3,396	3,514
90 – 94	843	1,363	1,479	1,582	1,674
95 – 99	212	362	383	405	439
100 and over	25	62	66	67	69
Regrouped
0 – 14 years old	17,585	15,945	15,780	15,592	15,415
15 – 64	84,422	77,282	76,562	75,962	75,451
65 and over	25,761	33,868	34,591	35,152	35,578
65 – 74 years old	14,122	17,546	17,683	17,670	17,603
75 and over	11,639	16,322	16,908	17,482	17,975

	Both sex
Age groups	2005*	2015*	2016	2017	2018
	Population (in thousands of persons)
Total	100.00	100.00	100.00	100.00	100.0
0 – 4 years old	4.38	3.94	3.91	3.87	3.83
5 – 9	4.66	4.19	4.18	4.14	4.10
10 – 14	4.72	4.42	4.34	4.29	4.26
15 – 19	5.16	4.76	4.76	4.73	4.67
20 – 24	5.78	4.79	4.85	4.92	5.01
25 – 29	6.51	5.14	5.04	4.97	4.92
30 – 34	7.67	5.82	5.72	5.61	5.49
35 – 39	6.87	6.62	6.39	6.22	6.08
40 – 44	6.35	7.75	7.65	7.45	7.19
45 – 49	6.07	6.90	7.31	7.46	7.64
50 – 54	6.91	6.31	6.23	6.44	6.61
55 – 59	8.06	5.98	5.94	5.99	6.05
60 – 64	6.71	6.73	6.43	6.16	6.00
65 – 69	5.84	7.68	8.09	7.83	7.41
70 – 74	5.21	6.13	5.84	6.12	6.51
75 – 79	4.13	5.00	5.14	5.32	5.48
80 – 84	2.68	3.95	4.08	4.18	4.23
85 – 89	1.45	2.48	2.58	2.68	2.78
90 – 94	0.66	1.07	1.17	1.25	1.32
95 – 99	0.17	0.28	0.30	0.32	0.35
100 and over	0.02	0.05	0.05	0.05	0.05
Regrouped
0 – 14 years old	13.76	12.55	12.43	12.31	12.19
15 – 64	66.07	60.81	60.32	59.95	59.67
65 and over	20.16	26.65	27.25	27.74	28.14
65 – 74 years old	11.05	13.81	13.93	13.95	13.92
75 and over	9.11	12.84	13.32	13.80	14.22

(Note) *	Statistics Bureau, Ministry of Internal Affairs and Communications, “Population Census”. (Unknown age population is included after being prorated to each age population.)

If the population of Japan continues to decrease, it may have a material adverse impact on Japan’s overall socioeconomics in the future, including with respect to economic scale, standard of living and sustainability of the social security system.

FOREIGN TRADE AND BALANCE OF PAYMENTS

Foreign Trade

Japan is one of the leading trading nations of the world, ranking fourth to China, United States and Germany in merchandise exports and ranking fourth to the United States, China and Germany in merchandise imports among the IMF member countries in 2018.

The trade deficit slightly increased from ¥2,565 billion in 2011 to ¥2,792 billion in 2015 despite an increase in exports for three consecutive years, meaning that Japan had a trade deficit for five consecutive years. The primary reasons for the trade deficit include increased imports of oil and natural gas as alternatives to nuclear energy. Imports of fossil fuels increased as the demand increased for power generation at thermal power stations after the nuclear accident at the Fukushima Daiichi Nuclear Plant caused suspension of operations at other nuclear plants, resulting in reduced energy supply. Due to increased imports of fossil fuels, Japan’s trade balance in 2011 turned to a deficit for the first time in 31 years. In 2012, the trade deficit expanded and it hit a record high in 2014. In 2015, it decreased substantially again and back to the level of 2011. In 2016, the drop in total amount of imports was larger than the drop in total amount of exports, and as a result, Japan had a trade surplus of ¥3,994 billion, reversing a trend of five consecutive years of trade deficits since 2011. In 2017, although the increase in total amount of imports was larger than the increase in total amount of exports, Japan still had a trade surplus of ¥2,907 billion as an overall result. In 2018, Japan had a trade deficit of ¥1,225 billion due to increased imports of oil and natural gas. In 2019, total amount of exports is expected to increase by 0.9% compared to 2018, and total amount of imports is expected to increase by 0.9% compared to 2018.

The following tables set forth information relating to foreign trade for the years indicated. In these tables exports are stated on an f.o.b. basis and imports on a c.i.f. basis. Monetary figures are based on actual movements of goods as calculated by the Ministry of Finance. (This method of computation differs from that used in calculating balance of payments, in which both exports and imports are stated on an f.o.b. basis.)

Foreign Trade of Japan

	Value Index(a)		Quantum Index(a)		Unit Value Index(a)		Terms of Trade(b)
	Exports	Imports	Exports	Imports	Exports	Imports	Index
2014	96.7	109.6	101.1	102.9	95.7	106.5	89.9
2015	100	100.0	100.0	100.0	100.0	100.0	100
2016	92.6	84.2	100.5	98.8	92.2	85.3	108.1
2017	103.5	96.1	105.9	102.9	97.8	93.4	104.7
2018	107.8	105.5	107.7	105.8	100.1	99.7	100.4

(a)	Calendar year 2015=100.

(b)	Unit value index of exports divided by unit value index of imports, multiplied by 100.

Source: Japan Tariff Association, Ministry of Finance.

Composition of Japan’s Exports and Imports

	2014		2015		2016		2017		2018
	(yen amounts in billions)
JAPAN’S EXPORTS
Textile Products	¥928	1.3%	¥985	1.3%	¥863	1.2%	¥886	1.1%	¥901	1.1%
Metals and Metal Products	6,598	9.0	6,315	8.4	5,219	7.5	5,907	7.5	6,257	7.7
Machinery and Equipment:
Ships	1,299	1.8	1,334	1.8	1,325	1.9	1,322	1.7	1,368	1.7
Motor Vehicles	10,919	14.9	12,046	15.9	11,333	16.2	11,825	15.1	12,307	15.1
TV and Radio Receivers	128	0.2	142	0.2	120	0.2	107	0.1	117	0.1
Motorcycles	316	0.4	294	0.4	261	0.4	320	0.4	337	0.4
Scientific and Optical Instruments	2,436	3.3	2,376	3.1	2,046	2.9	2,416	3.1	2,314	2.8
Other(a)	31,227	42.7	32,155	42.5	30,336	43.3	34,143	43.6	35,501	43.6

Total Machinery and Equipment	46,327	63.4	48,347	63.9	45,421	64.9	50,133	64.0	51,944	63.8
Chemicals	7,818	10.7	7,759	10.3	7,123	10.2	8,192	10.5	8,922	10.9
Foods and Beverages	482	0.7	599	0.8	607	0.9	645	0.8	741	0.9
Other Exports(b)	10,941	15.0	11,609	15.4	10,802	15.4	12,524	16.0	12,714	15.6

Grand Total	¥73,093	100.0%	¥75,614	100.0%	¥70,036	100.0%	¥78,286	100.0%	¥81,479	100.0%

JAPAN’S IMPORTS
Foods and Beverages	6,732	7.8%	7,002	8.9%	6,363	9.6%	7,018	9.3%	7,247	8.8%
Raw Materials	5,590	6.5	4,853	6.2	4,012	6.1	4,725	6.3	4,992	6.0
Chemicals	6,864	8.0	7,748	9.9	7,111	10.8	7,567	10.0	8,550	10.3
Mineral Fuels:
Petroleum	13,873	16.1	8,185	10.4	5,532	8.4	7,155	9.5	8,906	10.8
Coal	2,086	2.4	1,974	2.5	1,665	2.5	2,570	3.4	2,812	3.4
Other(c)	11,734	13.7	8,059	10.3	4,855	7.4	6,115	8.1	7,576	9.2

Total Mineral Fuel	27,692	32.2	18,218	23.2	12,052	18.2	15,840	21.0	19,294	23.3
Machinery and Equipment	23,249	27.1	24,274	31.0	22,131	33.5	24,490	32.5	25,952	31.4
Other Imports(d)	15,782	18.4	16,310	20.8	14,373	21.8	15,740	20.9	16,669	20.2

Grand Total	¥85,909	100.0%	¥78,406	100.0%	¥66,042	100.0%	¥75,379	100.0%	¥82,703	100.0%

(a)	This category includes general machinery, electronic components including semiconductors and electronic equipment including electronic circuit.
(b)	This category includes raw materials, mineral fuels and vehicle parts.
(c)	This category includes liquid natural gas and petroleum products.
(d)	This category includes clothing and accessories thereof, non-ferrous metal and scientific and optical instruments.

Source: The Summary Report on Trade of Japan, Japan Tariff Association, Ministry of Finance.

Geographic Distribution of Japan’s Exports and Imports

	2014		2015		2016		2017		2018
	(yen amounts in billions)
JAPAN’S EXPORTS
Asia	39,518	54.1%	40,329	53.3%	37,107	53.0%	42,920	54.8%	44,736	54.9%
China	13,381	18.3	13,223	17.5	12,361	17.7	14,890	19.0	15,898	19.5
(Asia NIES)	15,952	21.8	16,438	21.7	15,094	21.6	17,048	21.8	16,888	20.7
(ASEAN)	11,080	15.2	11,495	15.2	10,378	14.8	11,872	15.2	12,634	15.5
Oceania	1,958	2.7	2,099	2.8	2,010	2.9	2,301	2.9	2,402	2.9
Australia	1,501	2.1	1,555	2.1	1,532	2.2	1,796	2.3	1,886	2.3
North America	14,495	19.8	16,161	21.4	15,029	21.5	16,189	20.7	16,500	20.3
U.S.A.	13,649	18.7	15,225	20.1	14,143	20.2	15,113	19.3	15,470	19.0
Canada	846	1.2	936	1.2	886	1.3	1,076	1.4	1,029	1.3
Central and South America	3,563	4.9	3,375	4.5	3,002	4.3	3,154	4.0	3,399	4.2
Western Europe	7,745	10.6	8,102	10.7	8,179	11.7	9,053	11.6	9,389	11.5
EU	7,585	10.4	7,985	10.6	7,982	11.4	8,657	11.1	9,209	11.3
Central and Eastern Europe, Russia etc.	1,720	2.4	1,346	1.8	1,286	1.8	1,475	1.9	1,719	2.1
Russia	972	1.3	618	0.8	555	0.8	674	0.9	805	1.0
Middle East	2,988	4.1	3,167	4.2	2,585	3.7	2,350	3.0	2,434	3.0
Africa	1,107	1.5	1,036	1.4	839	1.2	843	1.1	900	1.1

Total	¥73,093	100.0%	¥75,614	100.0%	¥70,036	100.0%	¥78,286	100.0%	¥81,479	100.0%

JAPAN’S IMPORTS
Asia	38,618	45.0%	38,358	48.9%	33,199	50.3%	37,026	49.1%	39,218	47.4%
China	19,176	22.3	19,429	24.8	17,019	25.8	18,459	24.5	19,194	23.2
(Asia NIES)	7,109	8.3	7,245	9.2	6,241	9.4	7,162	9.5	7,859	9.5
(ASEAN)	12,252	14.3	11,843	15.1	10,047	15.2	11,545	15.3	12,399	15.0
Oceania	5,706	6.6	4,887	6.2	3,843	5.8	4,969	6.6	5,659	6.8
Australia	5,090	5.9	4,210	5.4	3,321	5.0	4,365	5.8	5,053	6.1
North America	8,741	10.2	9,178	11.7	8,331	12.6	9,325	12.4	10,318	12.5
U.S.A.	7,543	8.8	8,060	10.3	7,322	11.1	8,090	10.7	9,015	10.9
Canada	1,190	1.4	1,109	1.4	1,003	1.5	1,226	1.6	1,295	1.6
Central and South America	3,196	3.7	3,075	3.9	2,726	4.1	3,156	4.2	3,226	3.9
Western Europe	8,855	10.3	9,347	11.9	8,777	13.3	9,421	12.5	10,370	12.5
EU	8,169	9.5	8,625	11.0	8,152	12.3	8,757	11.6	9,718	11.8
Central and Eastern Europe, Russia etc.	3,183	3.7	2,593	3.3	1,868	2.8	2,308	3.1	2,546	3.1
Russia	2,619	3.0	1,905	2.4	1,227	1.9	1,550	2.1	1,723	2.1
Middle East	15,826	18.4	9,571	12.2	6,501	9.8	8,243	10.9	10,375	12.5
Africa	1,783	2.1	1,395	1.8	798	1.2	931	1.2	991	1.2

Grand Total	¥85,909	100.0%	¥78,406	100.0%	¥66,042	100.0%	¥75,379	100.0%	¥82,703	100.0%

Source: Press Release dated March 13, 2019, Ministry of Finance.

Balance of Payments

In 2014, trade deficit hit a record high and Current Account surplus continued to decrease to ¥3,922 billion. In 2015, trade deficit significantly improved, and Current Account surplus increased to ¥16,519 billion. In 2016, trade deficit turned into trade surplus, and Current Account surplus increased to ¥21,391 billion. In 2017, Current Account surplus continued and increased to ¥22,607 billion with trade surplus. In 2018, Current Account surplus decreased to ¥19,222.

In October 2013, Ministry of Finance and Bank of Japan announced that they will revise balance of payments statistics, to be based on IMF Balance of Payments Manual, 6th Edition, starting with transactions in January 2014. The information below reflects the updated statistics.

Balance of Payments of Japan

	2014	2015	2016	2017	2018
	(in billions)
Current Account	¥3,922	¥16,519	¥21,391	¥22,607	¥19,222
Balance on Goods and Services	-13,499	-2,817	4,389	4,221	392
Trade Balance	-10,465	-886	5,518	4,911	1,198
Exports (f.o.b.)	74,075	75,274	69,093	77,254	81,239
Imports (f.o.b.)	84,540	76,160	63,575	72,342	80,041
Services	-3,034	-1,931	-1,129	-691	-806
Primary Income	19,415	21,303	19,148	20,513	20,853
Secondary Income	-1,994	-1,967	-2,146	-2,127	-2,023
Capital Account	-209	-271	-743	-280	-213
Financial Account	6,278	21,876	28,606	18,640	20,005
Assets	2,393	33,669	11,142	-10,727	-3,470
Liabilities	-3,885	11,793	-17,464	-29,367	-23,475
Net Errors and Omissions	2,566	5,628	7,958	-3,687	995

(a)	Positive figures (+) show increases in net assets, negative figures (-) show decreases in net assets in “Financial Account”.

(b)

Primary Income mainly shows balance of payments of interests and dividends from external financial credits and debts and includes such items as receipt and payment of dividends and interests between parent companies and their subsidiaries, receipt and payment of stock dividends and bond interests, and receipt and payment of interests related to loans, borrowings, and deposits.

(c)

Secondary Income shows balance of payments of provision of assets unaccompanied by consideration between residents and non-residents and includes such items as receipt and payment of financial support, donations, and gifts by the government or by the people.

Source: Balance of Payments, Ministry of Finance.

Official Reserve Assets

As of December 31,	Gold(a)	Foreign Currency Reserves	IMF Reserve Position	SDRs (Special Drawing Rights)	Other Reserve Assets	Total
	(in millions of dollars)
2014	29,504	1,199,651	11,993	18,895	505	1,260,548
2015	26,134	1,179,004	9,531	18,048	497	1,233,214
2016	28,516	1,157,790	12,019	18,087	491	1,216,903
2017	31,897	1,202,071	10,582	19,195	538	1,264,283
2018	31,531	1,208,958	11,464	18,484	538	1,270,975

(a)	The valuation of gold reflects marked-to-market values.

Source: International Reserves/Foreign Currency Liquidity, Ministry of Finance.

Foreign Exchange Rates

The following table sets forth the high, low and average daily interbank rate for the U.S. dollar against the yen in the Tokyo foreign exchange market for the years indicated.

	2014	2015	2016	2017	2018
Average (Central Rate)	¥105.79	¥121.09	¥108.77	¥112.13	¥110.40
High	121.86	125.66	121.49	118.18	114.55
Low	100.76	115.85	99.00	107.59	104.64

Source: Status of Transactions on Tokyo Foreign Exchange Market, Bank of Japan.

Foreign Direct Investment

The following table sets forth information regarding annual foreign direct investment in Japan and annual foreign direct investment abroad for the periods indicated.

Foreign direct investment in Japan (by industry)(a)

	2014	2015	2016	2017	2018
	(in billions of yen)
Manufacturing (total)(b)	¥446.0	¥303.1	¥1,366.0	¥1,125.8	¥1,462.4
Food	126.0	21.8	46.1	29.5	23.8
Textile	3.4	12.2	2.1	2.0	-3.8
Lumber and pulp	2.0	2.2	1.9	0.5	0.4
Chemicals and pharmaceuticals	-32.1	141.8	51.0	-9.5	166.0
Petroleum	-73.9	-0.5	-145.9	22.6	23.5
Rubber and leather	-10.6	0.0	0.0	0.1	-0.8
Glass and ceramics	10.7	18.3	-1.1	10.9	2.3
Iron, non-ferrous, and metals	11.0	-8.7	-7.3	-2.8	4.9
General machinery	65.5	54.2	128.5	198.9	-17.0
Electric machinery	125.9	32.4	812.5	504.1	817.3
Transportation equipment	138.0	-125.7	403.2	386.5	305.8
Precision machinery	46.1	-2.4	-11.4	-33.8	-7.5
Non-manufacturing (total)(c)	828.4	57.0	740.1	105.5	-373.9
Farming and forestry	-0.3	0.9	-0.4	0.9	3.9
Fishery and marine products	0.2	0.4	—	—	1.7
Mining	1.1	1.8	1.7	18.5	3.3
Construction	-1.6	7.6	10.8	5.3	-22.7
Transportation	-90.4	71.0	161.1	79.4	2.3
Communications	183.4	122.9	112.8	-26.2	-295.4
Wholesale and retail	-259.0	-476.8	-262.7	-585.0	-709.9
Finance and insurance	795.6	183.5	378.6	192.2	486.0
Real estate	23.8	-16.3	40.0	52.3	92.3
Services	36.8	32.9	165.9	267.8	-10.0

Total	¥1,274.5	¥360.2	¥2,106.1	¥1,231.3	¥1,088.5

(a)

Starting with transactions recognized in January 2014, Bank of Japan began using the Sixth Edition of “Balance of Payments and International Investment Position Manual” (BPM6) released by International Monetary Fund in 2008 to calculate the data provided in this table. With respect to transactions recognized before January 2014, Bank of Japan used the Fifth Edition of “Balance of Payments Manual” (BPM5) released by International Monetary Fund in 1993 to calculate the data provided in this table.

(b)	The total amounts for Manufacturing include other types of manufacturing not separately listed in the table and therefore are different from the sum of listed subcategories of manufacturing.

(c)	The total amounts for Non-manufacturing include other industries not separately listed in the table and therefore are different from the sum of listed subcategories of Non-manufacturing industries.

Source: Outward / Inward Direct Investment, Ministry of Finance.

Foreign direct investment in Japan (by region)(a)

	2014	2015	2016	2017	2018
	(in billions of yen)
North America	¥722.2	¥380.9	¥487.0	¥467.8	¥525.2
Asia	556.8	531.0	774.8	339.8	-10.6
Europe	-178.9	-638.6	692.1	17.2	-38.6
Other regions	174.4	86.8	152.2	406.4	612.6

Total	¥1,274.5	¥360.2	¥2,106.1	¥1,231.3	¥1,088.5

(a)

Starting with transactions recognized in January 2014, Bank of Japan began using the Sixth Edition of “Balance of Payments and International Investment Position Manual” (BPM6) released by International Monetary Fund in 2008 to calculate the data provided in this table. With respect to transactions recognized before January 2014, Bank of Japan used the Fifth Edition of “Balance of Payments Manual” (BPM5) released by International Monetary Fund in 1993 to calculate the data provided in this table.

Source: Outward / Inward Direct Investment, Ministry of Finance.

Foreign direct investment abroad (by industry)(a)

	2014	2015	2016	2017	2018
	(in billions of yen)
Manufacturing (total)(b)	¥6,933.7	¥6,175.8	¥5,925.5	¥6,324.7	¥6,057.5
Food	1,992.2	431.4	398.9	1,121.6	37.1
Textile	130.3	48.8	169.4	91.7	194.8
Lumber and pulp	167.1	122.8	126.9	22.7	118.2
Chemicals and pharmaceuticals	692.1	1,068.7	854.3	1,184.1	1,579.9
Petroleum	53.9	-11.9	6.6	17.8	54.5
Rubber and leather	336.8	238.3	395.5	132.7	174.7
Glass and ceramics	196.5	189.8	126.6	187.4	195.0
Iron, non-ferrous, and metals	713.8	300.6	432.7	383.2	405.7
General machinery	771.1	963.7	672.3	980.3	685.1
Electric machinery	639.5	1,028.3	1,089.8	687.3	898.7
Transportation equipment	1,029.0	1,560.6	1,379.2	1,011.0	1,405.0
Precision machinery	73.5	105.9	132.9	343.6	131.4
Non-manufacturing (total)(c)	6,928.4	10,316.3	11,039.3	12,147.2	9,750.8
Farming and forestry	23.3	23.1	-14.2	-13.0	2.1
Fishery and marine products	153.1	11.0	21.0	5.5	5.3
Mining	572.3	582.4	684.7	88.9	862.6
Construction	43.3	46.9	187.0	185.7	272.1
Transportation	166.8	980.1	233.3	119.9	231.8
Communications	820.6	1,428.9	1,926.7	2,555.3	4,301.2
Wholesale and retail	1,970.9	1,645.7	2,038.1	3,122.1	1,550.2
Finance and insurance	2,035.1	4,189.2	937.9	3,743.1	2,753.6
Real estate	161.9	449.7	563.8	716.6	508.3
Services	695.6	656.6	4,091.7	1,011.4	-1,427.1

Total	¥13,862.2	¥16,492.1	¥16,964.8	¥18,471.9	¥15,808.3

(a)

Starting with transactions recognized in January 2014, Bank of Japan began using the Sixth Edition of “Balance of Payments and International Investment Position Manual” (BPM6) released by International Monetary Fund in 2008 to calculate the data provided in this table. With respect to transactions recognized before January 2014, Bank of Japan used the Fifth Edition of “Balance of Payments Manual” (BPM5) released by International Monetary Fund in 1993 to calculate the data provided in this table.

(b)	The total amounts for Manufacturing include other types of manufacturing not separately listed in the table and therefore are different from the sum of listed subcategories of manufacturing.

(c)	The total amounts for Non-manufacturing include other industries not separately listed in the table and therefore are different from the sum of listed subcategories of Non-manufacturing industries.

Source: Outward / Inward Direct Investment, Ministry of Finance.

Foreign direct investment abroad (by region)(a)

	2014	2015	2016	2017	2018
	(in billions of yen)
North America	¥5,415.4	¥6,076.6	¥5,680.1	¥5,432.1	¥2,528.9
Asia	4,492.5	4,098.0	1,507.7	4,297.4	5,253.4
Europe	2,410.2	4,021.2	6,002.4	6,336.1	5,115.9
Other regions	1,544.1	2,296.3	3,774.6	2,406.4	2,910.1

Total	¥13,862.2	¥16,492.1	¥16,964.8	¥18,471.9	¥15,808.3

(a)

Starting with transactions recognized in January 2014, Bank of Japan began using the Sixth Edition of “Balance of Payments and International Investment Position Manual” (BPM6) released by International Monetary Fund in 2008 to calculate the data provided in this table. With respect to transactions recognized before January 2014, Bank of Japan used the Fifth Edition of “Balance of Payments Manual” (BPM5) released by International Monetary Fund in 1993 to calculate the data provided in this table.

Source: Outward / Inward Direct Investment, Ministry of Finance.

FINANCIAL SYSTEM

The Bank of Japan and Monetary Policy

The Bank of Japan (“BOJ”), with 55% of its capital owned by the government, is the central bank and sole issuing bank, as well as the depository and fiscal agent for the government. As of the end of March, 2019, the BOJ had total assets of ¥557,024 billion.

One of the missions of the BOJ is to contribute to the sound development of the national economy, through the pursuit of price stability. In order to fulfill this mission, the BOJ controls the overall volume of money in the economy and through market operations, along with monetary policy decided at the Monetary Policy Meeting of the BOJ Policy Board. From March 2001 to March 2006, in order to fight deflation and revive the Japanese economy, the BOJ implemented a quantitative easing policy by conducting money market operations to adjust the outstanding balance of the current accounts at the BOJ. And in March 2006, the BOJ announced an exit from the quantitative easing policy and a return to monetary policy that targeted policy interest rate (uncollateralized overnight call rate). At the same time, the BOJ decided to encourage the rate to remain at effectively zero percent. Then, the BOJ increased the policy interest rate to 0.25% in July 2006, and to 0.5% in February 2007. From the fall of 2008, however, when the turmoil in global financial markets intensified, the BOJ implemented various monetary policy measures including reductions in the policy interest rate. It decreased the policy interest rate to 0.3% in October 2008, and further to 0.1% in December 2008. Furthermore, in October 2010, in order to further enhance monetary easing, the BOJ implemented a comprehensive monetary easing policy, which included the establishment of an Asset Purchase Program (APP) to purchase financial assets, including risk assets, as well as to provide loans. Since the APP’s introduction, the BOJ repeatedly and significantly increased the maximum amount outstanding of the APP, from about 35 trillion yen to about 101 trillion yen at the end of 2013. Moreover, in February 2012, the BOJ decided to pursue powerful monetary easing by conducting its virtually zero interest rate policy and by implementing the APP, with the aim of achieving the goal of 1% in terms of the year-on-year rate of change in the consumer price index (CPI). In order to state clearly the shared understanding concerning the roles of the government and the BOJ, the government and the BOJ decided to release “Measures Aimed at Overcoming Deflation” in October 2012. In January 2013, the BOJ introduced the “price stability target” of 2% in terms of the year-on-year rate of change in the CPI. The BOJ also introduced the “open-ended asset purchasing method”, aimed at achieving this target. The government and the BOJ released a joint statement to announce that in order to overcome deflation early and achieve sustainable economic growth with price stability, the government and the BOJ would strengthen their policy coordination and work together. Furthermore, in April 2013, the BOJ introduced a policy of “quantitative and qualitative monetary easing”, aimed at achieving this target at the earliest possible time. In order to do so, under this policy, the BOJ would enter a new phase of monetary easing both in terms of quantity and quality. The BOJ would double the monetary base in two years by conducting money market operations so that the monetary base would increase at an annual pace of about 60-70 trillion yen. The BOJ would also purchase Japanese government bonds (“JGBs”) so that their amount outstanding would increase at an annual pace of about 50 trillion yen, and the average remaining maturity of the BOJ’s JGB purchases would be extended from slightly less than three years at the time to about seven years, which was equivalent to the average maturity of the amount outstanding of JGBs issued. Additionally, the BOJ would purchase exchange-traded funds (“ETFs”) and Japan real estate investment trusts (“J-REITs”) so that their amounts outstanding would increase at an annual pace of about 1 trillion yen and about 30 billion yen, respectively. In October 2014, the BOJ expanded its quantitative and qualitative monetary easing measures to further increase its purchases of JGBs, ETFs and J-REITs to achieve an increase in its purchases of JGBs, ETFs and J-REITs at an annual pace of about 80 trillion yen, 3 trillion yen and 90 billion yen, respectively. In order to maintain momentum towards 2% “price stability target,” in January 2016, the BOJ adopted “quantitative and qualitative monetary easing with a negative interest rate,” under which (i) a negative interest rate of minus 0.1% is applied to a part of BOJ accounts held by financial institutions1 (if judged necessary by the BOJ, the rate will be lowered even further), (ii) the BOJ will conduct money market operations so that the monetary base will increase at an annual pace of about 80 trillion yen, and (iii) the BOJ will purchase assets as follows: (1) purchase JGBs so that their amount outstanding will increase at an annual pace of about 80 trillion yen, (2) purchase ETFs and J-REITs so that their amounts outstanding will increase at an annual pace of about 3 trillion yen (decided further expansion to about 3.3 trillion yen and to about 6 trillion yen in December 2015 and July 2016, respectively) and about 90 billion yen, respectively, and (3) maintain the amounts outstanding of commercial paper and corporate bonds at about 2.2 trillion yen and about 3.2 trillion yen, respectively. In September 2016, the BOJ announced a new framework for strengthening monetary easing by adopting a program of “quantitative and qualitative monetary easing with yield curve control”, or QQE with yield curve control, under which the BOJ (i) set guidelines for market operations that specify (1) a short-term policy interest rate (set at the minus 0.1% level adopted in January 2016) and (2) a target level of a long-term interest rate (target yield of the 10-year JGB set at around 0%, to be facilitated through continued BOJ purchases of JGBs) and (ii) introduced new tools of market operations so as to control the yield curve smoothly, consisting of (1) outright purchases of JGBs with yields designated by the BOJ and (2) fixed-rate funds-supplying operations for a period of up to ten years. With regard to asset purchase except for JGB purchases, the BOJ also set the following guidelines: (i) purchase ETFs and J-REITs so that their amounts outstanding will increase at an annual pace of about 6 trillion yen and about 90 billion yen, respectively, and (ii) maintain the amounts outstanding of commercial paper and corporate bonds at about 2.2 trillion yen and about 3.2 trillion yen, respectively. Finally, the BOJ announced its “inflation-overshooting commitment”. Under this policy, the BOJ will aim to realize the price stability target of 2%, and for as long as it is necessary to maintain the target in a stable manner, the BOJ will continue QQE with yield curve control. Also, until the year-on-year rate of increase in the observed CPI (excluding fresh food) consistently exceeds 2%, the BOJ will continue the expansion policy. In July 2018, to maintain strong monetary easing, the BOJ decided to strengthen the framework for continuous strong monetary easing. The BOJ introduced forward guidance for policy rates and announced its intent to maintain the current extremely low levels of short- and long-term interest rates for an extended period of time, taking into account uncertainties regarding economic activity and prices including the effects of the consumption tax hike scheduled to take place in October 2019. Also, it was announced that the yields may move upward and downward to some extent mainly depending on developments in economic activity and prices.2 In addition, with regard to ETFs and J-REIT unit purchases, the BOJ announced that it may increase or decrease the amount of purchases depending on market conditions. Further, in April 2019, to make its policy to persistently continue with strong monetary easing clearer, the BOJ clarified its forward guidance for policy rates: The BOJ intends to maintain the current extremely low levels of short- and long-term interest rates for an extended period of time, at least through around spring 2020, taking into account uncertainties regarding economic activity and prices including developments in overseas economies and the effects of the scheduled consumption tax hike.

[1]

More specifically, accounts held by financial institutions are divided into three levels referred to as “basic balance” (a positive interest rate of 0.1% is applied), “macro add-on balance” (a zero interest rate is applied), and “policy-rate balance” (a negative interest rate of minus 0.1% is applied). “Policy-rate balance” is the balance in excess of “basic balance” and “macro add-on balance.”

[2]	In case of rapid increases in the yields, the BOJ will purchase JGBs promptly and appropriately.

The following table sets forth the principal economic indicators relating to monetary policy from 2014 through 2018.

	Current Account Balances(a)	Monetary Base		Money Stock		Loans and Bills Discounts Domestically Licensed Banks
		Total(a)	Annual % Change	Total(a)	Annual % Change	Total(a)	Annual % Change
		(yen amounts in billions)
2014	142,429	233,648	44.1	874,597	3.4	433,710	2.8
2015	217,631	313,121	34.2	906,406	3.6	448,341	3.4
2016	290,611	391,421	25.2	936,870	3.4	460,327	2.7
2017	352,883	458,104	17.2	973,993	4.0	475,087	3.2
2018	382,178	491,499	7.3	1,002,453	2.9	488,275	2.8

(a)	Average amounts outstanding.

Source: Bank of Japan Statistics, Bank of Japan.

Government Financial Institutions

The activities of private institutions are supplemented by a number of financial institutions under government supervision, the appointment of whose senior officials is subject to approval by the government and whose funds are supplied principally or partially by the government. Among these are Japan Finance Corporation (“JFC”), the successor to National Life Finance Corporation (“NLFC”), Japan Finance Corporation for Small and Medium Enterprise (“JASME”), and Agriculture, Forestry and Fisheries Finance Corporation (“AFC”), whose main purposes are to contribute to the improvement of the quality of the national life. They also include Japan Bank for International Cooperation (“JBIC”) and The Okinawa Development Finance Corporation (“ODFC”), whose purposes are to supplement private financing in their respective fields of activity, and Development Bank of Japan Inc. (“DBJ”) and The Shoko Chukin Bank (“SCB”), which will be privatized.

The central government has been steadily promoting reform of governmental financial institutions. The “Outline of Administrative Reforms” decided by the Cabinet on December 1, 2000, requires that the businesses and organizational forms of all special public institutions, which include governmental financial institutions, undergo a thorough review. Pursuant to the Act on Promotion of Administrative Reform for Realization of Small and Efficient Government (the “Administrative Reform Promotion Act”), which was enacted on May 26, 2006, (1) the former Development Bank of Japan was succeeded to by DBJ as of October 1, 2008, which is currently wholly owned by the Japanese government and will be privatized, (2) the international financial operations of JBIC, together with the functions of NLFC, JASME, AFC were transferred to JFC as of October 1, 2008, and the overseas economic cooperation operations of JBIC were transferred to the Japan International Cooperation Agency, and (3) as of October 1, 2008, Japan Finance Corporation for Municipal Enterprises was succeeded by Japan Finance Organization for Municipalities, which is funded by local governments. Each of these measures was implemented through individual laws that were enacted in 2007, pursuant to which these successor institutions were formed on October 1, 2008.

With regard to (1) above, as originally enacted, the Development Bank of Japan Inc. Act (Act No. 85 of 2007), as amended (the “DBJ Act”), contemplated full privatization of DBJ over a period of five to seven years from its establishment on October 1, 2008. During that time period, the DBJ Act (as originally enacted) provided that the Japanese government would dispose of all of the common stock of DBJ that it currently owns (the “full privatization”), and that steps would be taken to abolish the DBJ Act promptly after the full privatization. On June 26, 2009, the Japanese Diet approved the Act for Partial Amendment of the Development Bank of Japan Inc. Act (Act No. 67 of 2009) (the “2009 Amendment Act”), which, as part of the Japanese government’s response to economic and financial crises, enables the Japanese government to strengthen DBJ’s financial base through capital injections up to the end of March 2012. In addition, under the Amendment Act, the targeted timing for the full privatization of DBJ has been extended to approximately five to seven years from April 1, 2012. Further, the Amendment Act provides that the Japanese government is to review the organization of DBJ, including the way of the Japanese government’s holding of the DBJ shares, by the end of fiscal year 2011, and until such time, the Japanese government shall not be disposing of the DBJ’s shares held by it. Additionally, on May 2, 2011, in order to address the Great East Japan Earthquake of March 11, 2011, the Japanese Diet approved the Act for Extraordinary Expenditure and Assistance to Cope with the Great East Earthquake (Act No. 40 of 2011) (the “Extraordinary Expenditure Act”). The Extraordinary Expenditure Act enables to the Japanese government to strengthen DBJ’s financial base through capital injection through March 2015 so that DBJ can smoothly implement its crisis response operations. In addition, under Extraordinary Expenditure Act, the targeted timing for the full privatization of DBJ has been extended to approximately five to seven years from April 1, 2015. Further, the Extraordinary Expenditure Act provides that the Japanese government is to review the organization of DBJ, including the way of the Japanese government’s holding of the DBJ’s shares by the end of fiscal year 2014, and until such time, the Japanese government shall not dispose of the DBJ’s shares held by it. Furthermore, on May 13, 2015, the Japanese Diet approved the Act for Partial Amendment of the Development Bank of Japan Inc. Act (Act No. 23 of 2015) (the “2015 Amendment Act”), under which, in conjunction with DBJ’s full privatization, and taking into consideration the current business environment in the private financial sector, DBJ, utilizing its investment and loan functions, is to take measures necessary for implementing the its crisis response operations and supply of growth capital — that is, DBJ is to take all possible measures to supply funds to deal with large-scale disasters, economic crises and so forth, and to promote the supply of growth capital to revitalize regional economies and to reinforce the competitiveness of enterprises. In order to assure the sufficient implementation of the necessary operations, under the 2015 Amendment Act, the Japanese government shall maintain its stake in excess of one-third for DBJ’s crisis response operations, and one half or more for DBJ’s special investment operations, for as long as the government shall take such measures.

With regard to (2) above, The Japan Bank for International Cooperation Act (the “JBIC Act”) was passed into law on April 28, 2011 to spin off the Japan Bank for International Cooperation Operations from the domestic financial operations of the Japan Finance Corporation. Pursuant to the JBIC Act, Japan Bank for International Cooperation was newly established on April 1, 2012.

Private Financial Institutions

According to the Financial Services Agency, as of November 5, 2018, the private banking system included four city banks, 14 trust banks, and 15 other banks, as well as 104 local banks as of April 1, 2019 (including the Saitama Resona Bank). In addition, 56 foreign banks had branches in Japan as of April 1, 2018.

There are also credit associations, credit cooperative associations, labor credit associations and the national federations of each of such associations, which are engaged mainly in making small business loans. Agricultural cooperatives, prefectural credit federations of such cooperatives and The Norinchukin Bank operate in the field of agricultural credit.

GOVERNMENT FINANCE

Revenues, Expenditures and Budgets

The responsibility for the preparation of the budget and the administration of government finances rests with the Ministry of Finance. The fiscal year commences on April 1, and the Cabinet usually submits the budget to the Diet for its decision in the preceding January. Supplementary budgets revising the original budget may be submitted to the Diet from time to time during the fiscal year.

For advancing fiscal consolidation, the Cabinet approved the “Basic Framework for Fiscal Consolidation: Medium-term Fiscal Plan” on August 8, 2013. This plan provided the following targets for achieving fiscal consolidation.

•	Halving the primary deficit of the national and local governments to GDP ratio by JFY 2015 from the ratio in JFY 2010 (This target is achieved.);

•	Achieving a primary surplus of the national and local governments to GDP ratio by JFY 2020; and

•	Steadily reducing the public debt to GDP ratio.

These targets were firmly maintained in the “Basic Policies for the Economic and Fiscal Management and Reform 2015” decided by the Cabinet on June 30, 2015, including “The Plan to Advance Economic and Fiscal Consolidation”, or the fiscal consolidation plan, which the government believes would be an effective and concrete plan for achieving the primary surplus target by JFY2020, covering a five-year period (JFY2016-JFY2020). Under the fiscal consolidation plan, the government was committed to assessing the progress of reforming expenditure and revenue measures by using several benchmarks. However, the actual improvement in the primary balance was slower than the estimate under the “Plan to Advance Economic and Fiscal Revitalization”, or the Revitalization Plan, owing to more moderate growth in tax revenue than the initial assumption due to a decline in economic growth, as well as the impact of the postponement of the consumption tax rate hike to 10% from 8%, and the addition of supplementary budgets. Furthermore, in the “New Economic Policy Package”, the government revised the purposes of use of the tax revenue generated from the consumption tax rate hike scheduled for October 2019 to ensure stable fiscal resources in preparation for the human resources development revolution. Due to these factors, it has become difficult to achieve the primary surplus target by JFY2020.

Given the changing population structure including as a result of the aging population and decreasing working population, it is necessary to strengthen the basis for the social security system by the time the baby-boomer generation starts reaching 75 years of age and to ensure establishment of a path for fiscal consolidation by the time every member of the baby-boomer generation reaches 75 years of age. From these viewpoints, the new fiscal consolidation targets were set in the “Basic Policy on Economic and Fiscal Management and Reform 2018” by the Cabinet on June 15, 2018, which aims for a primary surplus of the central and local governments by JFY2025 by steadily implementing economic revitalization and fiscal consolidation measures. At the same time, the government will firmly maintain its aim of steadily reducing the public debt to GDP ratio.

In order to achieve the primary surplus target, the government will implement steadily the expenditure reforms on all fronts in parallel with economic revitalization.

The fiscal and financial operations of the government and its agencies are budgeted and recorded in the following three sets of accounts:

•	General Account. The general account is used primarily to record operations in basic areas of governmental activity.

•

Special Accounts.    The accounts of the central government consist of the general account and special accounts. Special accounts can be set up to carry out specific projects, to manage specific funds, and for other purposes. Special accounts can be set up when the government (i) implements a specific program such as insurance and public works, (ii) possesses and manages special funds such as Fiscal Loan Program Funds and Foreign Exchange Funds, and (iii) uses a certain revenue to secure a special expenditure and thus needs to deal with such revenue and expenditure on a separate basis from the general revenue and expenditure such as Local Allocation and Local Transfer Tax and Government Bonds Consolidation Funds. As of March 31, 2019, the government had 13 special accounts.

•	Government-Affiliated Agencies. The government-affiliated agencies are government-owned corporations which consist of three financial corporations.

The settlement of accounts for revenues and expenditures is made by the Ministry of Finance, based on reports submitted by the respective Ministers. The settlement of accounts is required by law to be audited annually in detail by the Board of Audit, an organ independent of the Cabinet, and submitted by the Cabinet to the Diet in the following fiscal year.

The following tables set forth information with respect to the General Account, the Special Accounts and the Government Affiliated Agencies for JFY 2013 through JFY 2018, and the budget for JFY 2019.

Summary of Consolidated General and Special Accounts(a)

	JFY 2013	JFY 2014	JFY 2015	JFY 2016	JFY 2017	JFY 2018 (Provisional results as of December 31, 2018)	JFY 2019 Initial Budget
REVENUES
Total Revenues, General Account	¥106,045	¥104,679	¥102,175	¥102,774	¥103,644	¥105,928	¥101,457
Total Revenues, Special Accounts	422,851	406,736	402,884	410,161	386,487	394,164	392,594
Less: Inter-Account Transactions(b)	257,185	263,951	257,143	253,522	245,402	249,367	249,540

Total Consolidated Revenues	¥271,710	¥247,464	¥247,917	¥259,413	¥244,729	¥250,724	¥244,511

EXPENDITURES
Total Expenditures, General Account	¥100,189	¥98,813	¥98,230	¥97,541	¥98,116	¥105,166	¥101,457
Total Expenditures, Special Accounts	382,717	390,202	386,214	395,361	374,150	386,506	389,457
Less: Inter-Account Transactions(b)	255,221	262,259	255,695	251,842	242,877	247,610	247,748

Total Consolidated Expenditures	¥227,684	¥226,756	¥228,749	¥241,061	¥229,389	¥244,063	¥243,166

Surplus of Consolidated Revenues over Consolidated Expenditures	¥44,026	¥20,708	¥19,167	¥18,353	¥15,340	¥6,662	¥1,345

(a)	Because of the manner in which the government accounts are kept, it is not practicable to show a consolidation of the Government Affiliated Agencies with the General and Special Accounts.

(b)	Inter-Account Transactions include transfers between the General Account and the Special Accounts, transfers between the Special Accounts, and transfers between sub- accounts of the Special Accounts.

Source: Budget, Ministry of Finance.

General Account

	JFY 2013	JFY 2014	JFY 2015	JFY 2016	JFY 2017	JFY 2018 Revised Budget(a)	JFY 2019 Initial Budget
REVENUES
Tax and Stamp Revenues	¥46,953	¥53,971	¥56,285	¥55,468	¥58,787	¥59,928	¥62,495
Carried-over Surplus	10,675	5,836	5,866	3,945	5,232	1,013	219
Government Bond Issues	43,455	38,493	34,918	38,035	33,555	35,395	32,660
Income from Operations	44	45	45	47	50	46	48
Gains from Deposition of Assets	328	1,479	349	384	278	300	181
Miscellaneous Receipts	4,591	4,856	4,712	4,895	5,741	4,676	5,855

Total Revenues	¥106,045	¥104,679	¥102,175	¥102,774	¥103,644	¥101,358	¥101,457

EXPENDITURES
Local Allocation Tax Grants, etc.	¥17,553	¥17,096	¥16,801	¥15,339	¥15,567	¥16,026	¥15,985
National Debt Service	21,294	22,186	22,464	22,086	22,521	22,741	23,508
Social Security	29,249	30,190	31,401	32,208	32,521	33,036	34,059
Public Works	7,975	7,321	6,378	6,710	6,912	7,554	6,910
Education and Science	6,145	5,846	5,571	5,598	5,703	5,828	5,603
National Defense	4,792	5,063	5,130	5,150	5,274	5,639	5,257
Former Military Personnel Pensions	504	444	387	335	286	250	210
Economic Assistance	651	655	661	743	651	637	502
Food Supply	1,172	1,074	1,276	1,140	1,181	1,197	982
Energy	963	1,303	968	973	969	972	976
Promotion of SMEs	504	417	340	430	319	511	179
Miscellaneous	9,387	7,218	6,854	6,830	6,211	6,515	6,786
Contingencies	—	—	—	—	—	450	500
Carryback of settlement deficit compensation for JFY 2008	—	—	—	—	—	—	—

Total Expenditures	¥100,189	¥98,813	¥98,230	¥97,542	¥98,116	¥101,358	¥101,457

Surplus of Revenues over Expenditures(a)	¥5,856	¥5,866	¥3,945	¥5,232	¥5,528	¥—	¥—

(a)	As of the date of this Annual Report on Form 18-K, details for the provisional results for JFY 2018 General Accounts are not available.

Special Accounts

	JFY 2013		JFY 2014		JFY 2015		JFY 2016		JFY 2017		JFY 2018 Revised Budget(a)		JFY 2019 Initial Budget
	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.
	(in billions)
Fiscal Investment and Loan Program	¥30,813	¥30,043	¥36,114	¥35,052	¥33,360	¥32,503	¥42,124	¥41,166	¥28,207	¥27,409	¥27,083	¥26,939	¥27,695	¥27,586
Government Bonds Consolidation Fund	225,010	198,623	207,469	204,398	201,927	198,309	198,994	195,911	191,227	188,134	190,035	190,035	190,715	190,715
Foreign Exchange Fund	3,327	118	3,492	78	3,163	46	2,948	70	2,808	70	2,903	971	3,147	1,047
Local Allocation and Local Transfer Tax	56,131	53,815	55,959	53,903	55,638	53,398	53,577	52,590	52,517	51,780	52,531	52,327	51,785	51,140
Measure for Energy	7,437	6,343	8,542	7,650	8,993	8,363	9,608	9,082	10,191	9,742	14,933	14,933	14,584	14,584
Seamen’s Insurances(b)	—	—	—	—	—	—	—	—	—	—	—	—	—	—
National Advanced Medical Center(c)	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Pensions	78,204	76,873	80,362	77,311	85,293	81,705	90,142	85,786	90,158	87,413	91,875	91,875	93,331	93,331
Stable Supply of Foodstuff(d)	1,650	1,434	1,187	978	1,095	975	940	820	979	842	1,285	1,274	1,299	1,294
Agricultural Mutual Aid Reinsurance(d)	95	42	—	—	—	—	—	—	—	—	—	—	—	—
National Forest Service(e)	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Debt Management of National Forest and Field Service(e)	301	301	312	312	321	321	329	329	342	342	349	349	358	358
Trade Reinsurance(f)	48	15	81	3	59	21	37	12	—	—	—	—	—	—
Automobile Safety	121	47	544	394	567	403	606	426	625	431	567	494	559	484
Infrastructure Development(g)	5,729	4,380	—	—	—	—	—	—	—	—	—	—	—	—
Labor Insurance	6,714	6,145	6,863	6,209	6,880	6,330	6,296	5,941	6,040	5,656	6,233	6,138	6,536	6,419
Reconstruction from the Great East Japan Earthquake	6,770	4,407	5,357	3,792	5,134	3,710	4,105	2,961	2,924	2,188	2,021	2,021	2,135	2,135
Others	499	132	455	123	452	131	456	267	469	143	460	342	450	365

Total Revenues and Expenditures(h)	¥422,851	¥382,717	¥406,736	¥390,202	¥402,884	¥386,214	¥410,162	¥395,361	¥386,487	¥374,150	¥390,275	¥387,697	¥392,594	¥389,457

(a)	As of the date of this Annual Report on Form 18-K, details for the provisional results for JFY 2018 Special Accounts are not available.

(b)	Account abolished as of January 1, 2010

(c)	Account abolished as of March 31, 2010.

(d)	The account of “Agricultural Mutual Aid Reinsurance” was integrated into the account of “Stable Supply of Foodstuff” effective JFY 2014.

(e)	The account of “National Forest Service” was abolished and a new account “Debt Management of National Forest and Field Service” was established effective JFY 2013.

(f)	Account abolished as of March 31, 2017.

(g)	Account abolished as of March 31, 2014.

(h)	Without adjustment for inter-account transactions. Total Revenues and Expenditures may differ from the actual totals of the listed accounts due to rounding.

Source: Budget, Ministry of Finance.

Government Affiliated Agencies

	JFY 2013		JFY 2014		JFY 2015		JFY 2016		JFY 2017		JFY 2018 Revised Budget(a)		JFY 2019 Initial Budget
	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.
	(in billions)
Fiscal Investment and Loan Program	¥1,147	¥1,133	¥1,129	¥1,000	¥1,092	¥920	¥1,065	¥906	¥1,130	¥962	¥1,652	¥1,727	¥1,757	¥1,817

(a)	As of the date of this Annual Report on Form 18-K, details for the provisional results for JFY 2018 Government Affiliated Agencies are not available.

Source: Budget, Ministry of Finance.

Tax Structure

The central government derives tax revenues (including stamp revenues) through taxes on income, consumption and property, etc. The taxes on income, consumption and property (including stamp revenues, etc.) account for 54.3%, 40.8% and 4.9%, respectively, of the total central government taxes and stamp revenues in the JFY 2019 budget.

The individual national income tax is progressive, with rates currently ranging from 5% to 45% of taxable income, and the local taxes are a 10% single rate. Interest income is generally taxed at the rate of 20.315%, including both national and local taxes, separately from other types of income, and subject to certain exemptions. The corporate tax rate has been reduced from 23.4% in JFY 2016 to 23.2% for JFY 2018 (the statutory corporate income tax rate (national and local) was reduced from 29.97% in JFY 2016 to 29.74% in JFY 2018), except that, for small and medium corporations, the first ¥8 million of income is taxed at 15%. In addition, corporations are subject to local income taxation.

Comprehensive Reform of Social Security and Tax. Japan’s fiscal conditions face challenges, with its tax revenues covering about 62% of its expenditures, and with the ratio of long-term debt outstanding of central and local governments to gross domestic product expected to have reached 200% at the end of JFY 2018. The ratio is expected to be decreased to 198% at the end of JFY 2019. See also “Japan’s Public Debt” below. The Government of Japan seeks to tackle these fiscal challenges through the “comprehensive reform of social security and tax”, which was approved by the Diet in August 2012, and thereby maintain the market’s and the international community’s confidence in Japan and build the foundation for stable economic growth. In the reform, the government planned to set aside consumption tax revenues for social security payments, and, on the condition that the economic situation improves, gradually increase the consumption tax rate to 8% in April 2014 and to 10% in October 2015. In accordance with the plan, consumption tax rate was increased to 8% in April 2014. However, the government decided to postpone the implementation date of further consumption tax hike to 10% from October 1, 2015 to April 1, 2017, as a result of taking comprehensive account of the economic condition and other factors, and on June 1, 2016, Japan Prime Minister Shinzo Abe announced a plan to further postpone the consumption tax hike to 10% from April 1, 2017, to October 1, 2019. The Diet enacted a bill on this postponement of the consumption tax hike to 10% on November 18, 2016.

Fiscal Investment and Loan Program

The Fiscal Investment and Loan Program (the “FILP”) plan is formulated at the same pace as the General Account budget. The FILP plan details the allocation of public funds to various special accounts, government affiliated agencies, local governments, public corporations and other public institutions.

Under the FILP plan, funds are supplied to government-related entities such as public corporations, government affiliated agencies, special accounts and local governments. The total amount of the initial plan for JFY 2019 is ¥13,119 billion. The sources of funds for the plan in JFY 2019 are Fiscal Loan* (¥10,691 billion), Industrial Investment (¥385 billion), Government-Guaranteed domestic bonds (¥1,019 billion) and Government-Guaranteed foreign bonds (¥964 billion) and Government-Guaranteed long-term borrowings in foreign currencies (¥61 billion).

* Fiscal Loan utilizes the Fiscal Loan Fund consisting of funds procured through the issuance of FILP bonds and reserves or surplus funds deposited from government special accounts to provide long-term, fixed and low-interest loans to such entities as special government accounts, local governments, government-affiliated agencies, incorporated administrative agencies, etc.

The following table (the “FILP Classification Table by Purpose”) shows the uses of funds allocated under the initial plan for the periods indicated.

(Note)

The FILP Classification Table by Purpose has been published to specify fields where FILP contributes to the national economy or livelihood. Classification of the table had been almost the same from JFY 1961 to JFY 2014. However, the classification became to be inappropriate for reflecting realities of recent FILP-target projects, it was revised in JFY 2015 by sorting out the classification or putting some classifications together.

Old classification	JFY 2011	JFY 2012	JFY 2013	JFY 2014
	(in billions)
Housing	¥578	¥923	¥929	¥942
Living environment	2,725	2,713	2,805	2,306
Social welfare	550	743	703	920
Education	1,176	1,232	1,522	1,278
Small and medium enterprises	3,627	4,323	4,197	3,861
Agriculture, forestry and fisheries	345	373	407	476
National land conservation/disaster recovery	180	645	348	477
Road construction	2,248	2,813	2,939	2,270
Transportation/communications	408	384	519	629
Regional development	467	447	372	259
Industry/technology	625	2,015	2,005	1,448
Trade/economic cooperation	1,978	1,039	1,644	1,313

Total	¥14,906	¥17,648	¥18,390	¥16,180

New classification	JFY 2014	JFY 2015	JFY 2016	JFY 2017	JFY 2018	JFY 2019
	(in billions)
SMEs and micro enterprises	¥3,750	¥3,448	¥3,182	¥2,969	¥2,912	¥2,997
Agriculture, forestry and fisheries	318	280	322	339	573	604
Education	1,134	1,038	1,055	932	943	930
Welfare/medical care	772	773	811	670	627	541
Environment	50	61	61	64	61	33
Industry/innovation	834	939	864	822	919	1,019
Housing	849	742	621	541	461	546
Social capital	4,467	3,999	3,087	5,093	4,761	3,745
Overseas investment and loans	1,547	1,378	2,000	2,455	2,003	1,857
Others	2,460	1,964	1,477	1,243	1,204	849

Total	¥16,180	¥14,622	¥13,481	¥15,128	¥14,463	¥13,119

DEBT RECORD

There has been no default in the payment of interest or principal of any internal Japanese government obligation since the establishment of the modern Japanese state in 1868 or of any external Japanese government obligation within a period of 20 years prior hereto.

JAPAN’S PUBLIC DEBT

The following table summarizes, as of the dates indicated, the outstanding direct internal and external funded and floating debt of Japan. The term “floating debt” is used herein to mean all debt with maturities of one year or less from the date of issue. All other debt is classified as “funded debt.” Detailed debt tables are presented below.

The outstanding government bonds are expected to reach 897 trillion yen at the end of JFY 2019. The amount of public bonds issued by the Japanese government as a percentage of its general account total revenues was 34.5% under the initial budget for JFY 2018 and 32.2% under the initial budget for JFY 2019. The amount of the government bond issuances in the JFY 2019 initial budget is ¥32,660 billion and falls below the JFY 2018 initial budget level of ¥33,692 billion.

In order to reduce the outstanding government bonds, the Government approved the “Basic Policy on Economic and Fiscal Management and Reform 2018” on June 15, 2018. In this plan, the Government has established the following targets: aiming for the primary surplus of the central and local governments by JFY 2025 by steadily implementing economic revitalization and fiscal consolidation measures and steadily reducing the public debt to GDP ratio. According to the Cabinet Office’s projections, (i) the primary balance to GDP ratio of national and local governments in JFY 2019 is projected to improve from a deficit of -2.6 compared to -2.8% in JFY 2018, and (ii) the public debt-to-GDP ratio in JFY 2019 is projected to decrease to 190.1% compared to 192.0% in JFY 2018. The public debt-to-GDP ratio in JFY 2020 is projected to be 186.9%.

Summary of Japan’s Public Debt

	Funded		Floating Internal
At the end of JFY	Internal	External
	(in billions)	(in thousands)	(in billions)
2014	851,097	—	202,261
2015	880,335	—	169,031
2016	908,093	—	163,467
2017	934,321	—	153,492
2018	954,863	—	148,491

As of March 31, 2019 Japan had guaranteed payment of principal and interest of various internal yen obligations in the aggregate principal amount of ¥32,051 billion and of various external obligations aggregating the equivalent of ¥6,111 billion.

The following table sets forth the aggregate annual payments of principal in respect of the direct internal funded debt of Japan outstanding as of March 31, 2019 for the periods indicated.

Principal Payments on Direct Funded Debt of Japan

JFY	Internal
(in billions)
2019	¥104,897
2020	107,058
2021	73,745
2022	74,513
2023 to 2057	594,610

Total	¥954,822

INTERNAL DEBT

Direct Debt of the Japanese Government

Funded Debt

Title and Interest Rate	Year of Issue	Year of Maturity	Principal Amounts Outstanding as of March 31, 2019 (in millions)
1. Bonds
Interest-Bearing Treasury Bond — 40 years, 11 Series (0.4-2.4%)	2007-2019	2048-2058	¥23,191,400
Interest-Bearing Treasury Bond — 30 years, 61 Series (0.3-2.9%)	1999-2019	2029-2048	115,390,374
Interest-Bearing Treasury Bond — 20 years, 125 Series (0.2-2.9%)	1999-2019	2019-2038	245,343,342
Interest-Bearing Treasury Bond — 15 years, 21 Series (variable rate)	2004-2008	2019-2023	18,714,100
Interest-Bearing Treasury Bond — 10 years, 53 Series (0.1-1.5%)	2009-2019	2019-2028	314,323,333
Interest-Bearing Treasury Bond for Individual Investors — 10 years, 86 Series (variable rate)	2009-2019	2019-2029	9,837,079
Inflation-Indexed Bonds —10 years, 7 Series (0.1%)	2013-2019	2023-2028	9,700,013
Interest-Bearing Treasury Bond — 5 years, 21 Series (0.1-0.2%)	2014-2019	2019-2023	147,403,393
Interest-Bearing Treasury Bond for Individual Investors — 5 years, 60 Series (0.05-0.15%)	2014-2019	2019-2024	1,423,823
Interest-Bearing Treasury Bond for Individual Investors — 3 years, 36 Series (0.05%)	2016-2019	2019-2022	1,429,751
Interest-Bearing Treasury Bond — 2 years, 24 Series (0.1%)	2017-2019	2019-2021	55,436,404
6% Bereaved Family Treasury Bond, 9 Series	2010-2018	2019-2027	2
6% Repatriation Treasury Bond, 2 Series	2009-2014	2019-2024	0
Non-interest Special Benefit Treasury Bond, 1 Series	2013	2023	3
Non-interest Repatriation Special Benefit Treasury Bond, 1 Series	2009	2019	0
Non-interest Special Benefit Treasury Bond IV, 2 Series	2013-2016	2023-2026	10
Non-interest Special Benefit Treasury Bond X, 2 Series	2013-2016	2023-2026	44
Non-interest Special Benefit Treasury Bond XIII, 1 Series	2016	2021	162
Non-interest Special Benefit Treasury Bond XVII, 4 Series	2010-2016	2020-2026	223
Non-interest Special Benefit Treasury Bond XXII, 9 Series(a)	2009-2017	2019-2027	1,310

Title and Interest Rate	Year of Issue	Year of Maturity	Principal Amounts Outstanding as of March 31, 2019 (in millions)
Non-interest Special Benefit Treasury Bond XXVII, 4 Series(a)	2013-2017	2023-2027	46,935
Non-interest Treasury Bond for Special Condolence X, 1 Series	2015	2020	94,817
Non-interest Special Benefit Treasury Bond XXVIII, 1 Series	2016	2021	544

Total Bonds			¥942,337,062

2. Borrowings
Former Temporary Military Expenditure(b)	1943-1945		¥41,422
Allotment of Local Allocation and Local Transfer Tax	2007	2037	10,509,867
Former Government-Operated Land Improvement Project	2008	2020-2026	8,596
Former National Centers for Advanced and Specialized Medical Care	2010	2019-2035	38,185
Special Account for Fiscal Investment and Loan Program (0.1%)	2015	2018	—
Special Account for Energy Policy (0.01-1.8%)	2006-2019	2019-2031	149,264
Special Account for Stable Food Supply (0.01-1.3%)	2009-2019	2022-2032	39,791
Special Account for National Forest Debt Management (0.0-1.8%)	1996-2019	2019-2033	1,205,971
Special Account for Motor Vehicle Safety (0.0-1.3%)	2000-2011	2020-2041	533,243

Total Borrowings			¥12,526,337

Total Direct Internal Funded Debt			¥954,863,399

(a)

The amounts outstanding for Non-interest Special Benefit Treasury Bond XXII, 9 Series and for Non-interest Special Benefit Treasury Bond XXVII, 4 Series are higher than the amounts outstanding for the other Non-interest Special Benefit Treasury Bond series listed in this table because these bonds relate to “special benefit for the wives of the war dead, etc.”, for which benefit payments are high compared to other special benefits.

(b)

Represents borrowings by the government from special corporations of currencies of areas under Japanese control during World War II. The maturity of such borrowings and other matters relating to such borrowings remain undetermined.

Floating Debt

Title	Interest	Year of Maturity	Principal Amounts Outstanding as of March 31, 2019 (in millions)
1. Bonds
Treasury Discount Bills
Food Financing Bills	Non-interest bearing	2019	90,000
Foreign Exchange Fund Financing Bills	Non-interest bearing	2019-2020	72,073,310
Petroleum Financing Bills	Non-interest bearing	2019	1,185,700
Treasury Bills, 12 Series	Non-interest bearing	2019-2020	24,096,070
Note in Substitution for Currency of the International Monetary Fund	Non-interest bearing	Payable on demand	4,033,798
Note in Substitution for Currency of the International Development Association	Non-interest bearing	Payable on demand	51,473
Note in Substitution for Currency of the Asian Development Bank	Non-interest bearing	Payable on demand	6,509
Note for Contribution to the Special Funds of the Asian Development Bank	Non-interest bearing	Payable on demand	69,433
Note in Substitution for Currency of the African Development Fund	Non-interest bearing	Payable on demand	47,335
Note in Substitution for Currency of the Multilateral Investment Fund of the Inter-American Development Bank	Non-interest bearing	Payable on demand	8,995
Note in Substitution for Currency of the International Fund for Agricultural Development	Non-interest bearing	Payable on demand	4,665
Note in Substitution for Currency of the Global Environment Facility Trust Fund of the International Bank for Reconstruction and Development	Non-interest bearing	Payable on demand	36,648
Note in Substitution for Currency of the Multilateral Investment Guarantee Agency	Non-interest bearing	Payable on demand	721
Note in Substitution for Currency of the Green Climate Fund	Non-interest bearing	Payable on demand	82,713
Government Bonds issued to Development Bank of Japan	Non-interest bearing	Payable on demand	1,324,665
Government Bonds issued to Nuclear Damage Liability Facilitation Fund	Non-interest bearing	Payable on demand	4,703,400

Total Bonds			¥107,815,434
2. Borrowings
Special Account for Local Allocation Tax	0.000-0.01%	2019	¥31,617,295
Special Account of Pension	0.01%	2019	1,458,291
Special Account for Energy Policy	0.000%	2019-2020	7,599,923

Total Borrowings			¥40,675,509
Total Direct Internal Floating Debt			¥148,490,943

Total Direct Internal Debt			¥1,103,354,342

Debt Guaranteed by the Japanese Government

Title	Interest	Year of Issue	Year of Maturity	Principal Amounts Outstanding as of March 31, 2019 (in millions)
1. Bonds Issued by Government-Affiliated Corporations

Japan Finance Corporation	0.001-1.300%	2009-2019	2019-2029	¥800,000
Japan Expressway Holding and Debt Repayment Agency	0.005-2.700%	2005-2019	2019-2059	17,104,600
New Kansai International Airport Co., Ltd.	0.105-2.400%	2007-2019	2020-2029	329,970
Hanshin Expressway Co., Ltd.	1.300%	2010	2020	—	(a)
Development Bank of Japan	0.001-2.200%	2006-2019	2019-2029	1,790,000
Deposit Insurance Corporation of Japan	0.100%	2015-2019	2019-2023	1,700,000
Banks’ Shareholdings Purchase Corporation	0.100%	2017-2019	2019-2021	850,000
Nuclear Damage Compensation and Decommissioning Facilitation Corporation	0.001%	2017-2018	2019-2022	800,000
The Corporation for Revitalizing Earthquake-Affected Business	0.001%	2017	2021	20,000
Private Finance Initiative Promotion Corporation of Japan	0.127-0.145%	2017-2018	2027	18,000
Organization for Promoting Urban Development	0.020-0.699%	2013-2018	2023-2038	38,800
Central Japan International Airport Co., Ltd.	0.001-1.300%	2010-2019	2020-2029	144,400
Japan Finance Organization for Municipalities	0.001-2.200%	2005-2019	2019-2029	6,809,200

Total				¥30,404,970

2. Borrowings of Government-Affiliated Corporations

Incorporated Administrative Agency — Farmers Pension Fund	0-0.152%	2015-2019	2019-2022	¥325,200
Incorporated Administrative Agency — Agriculture, Forestry and Fisheries Credit Foundations	0.100%	2015	2019	2,000
Japan Railway Construction, Transport and Technology Agency	0%	2018	2019	11,794
Japan Oil, Gas and Metals National Corporation	0%	2018-2019	2019-2020	481,488
Deposit Insurance Corporation of Japan	0%	2018-2019	2019-2020	291,000
Banks’ Shareholdings Purchase Corporation	0%	2018	2019	—
Japan Investment Corporation	0%	2018-2019	2019-2020	310,000
Nuclear Damage Compensation and Decommissioning Facilitation Corporation	0%	2018	2019	200,000
The Corporation for Revitalizing Earthquake-Affected Business	0%	2018	2019	3,600
Private Finance Initiative Promotion Corporation of Japan	0.066%	2016	2020	15,000
Organization for Promoting Urban Development	0.081%	2017	2021	5,800

Total				¥1,645,882
Total Internal Debt Guaranteed by the Japanese Government				¥32,050,852

(a)	All debt guaranteed by the Japanese government as of March 31, 2019 was assumed by Japan Expressway Holding and Debt Repayment Agency.

EXTERNAL DEBT

Debt Guaranteed by the Japanese Government

	Interest	Year of Loan	Year of Maturity	Principal Amounts Outstanding as of March 31, 2019 (in thousands)
Japan Bank for International Cooperation	1.500-3.500%	2013-2018	2019-2028	$39,300,000
	2.625%	2014	2020	£425,000
Japan International Cooperation Agency	1.875-3.375%	2014-2018	2019-2028	$2,000,000
Development Bank of Japan	1.625-3.250%	2012-2018	2019-2028	$8,255,000
	4.750%	2007	2027	€700,000
	1.050-2.300%	1998-2006	2022-2028	¥280,000,000
Japan Finance Organization for Municipalities	4.000%	2011	2021	$1,000,000
	5.750%	1999	2019	£150,000
	1.900%	2008	2018	¥—

Totals by currency				$50,555,000
				£575,000
				€700,000
				¥280,000,000

SUBSCRIPTIONS TO INTERNATIONAL FINANCIAL ORGANIZATIONS

The following table sets forth information relating to Japan’s obligations to contribute to the capital and financing requirements of international financing organizations in which it participates as of March 30, 2018.

Organization	Subscription Amount
(in USD millions)
International Monetary Fund	$42,787(a)
International Bank for Reconstruction and Development	19,958(b)
International Development Association	46,829(c)
International Finance Corporation	163(d)
Multilateral Investment Guarantee Agency	97(e)
International Fund for Agricultural Development	571(f)
Asian Development Bank	23,040(g)
African Development Bank	4,997(h)
African Development Fund	4,277(i)
European Bank for Reconstruction and Development	3,068(j)
Inter-American Development Bank	8,878(k)
Inter-American Investment Corporation	52(l)
Multilateral Investment Fund	570(m)

(a)	Equivalent of SDR 30,820.5 million as of March 31, 2019.

(b)	As stated in IBRD Financial Statements as of June 30, 2018.

(c)	As stated in IDA Financial Statements as of June 30, 2018.

(d)	As stated in IFC Financial Statements as of June 30, 2018.

(e)	As stated in MIGA Financial Statements as of June 30, 2018.

(f)	As stated in IFAD Financial Statements as of December 31, 2018.

(g)	As stated in ADB Financial Statements as of December 31, 2018.

(h)	As stated in AfDB Financial Statements as of December 31, 2018. Equivalent of UA 3,593 million.

(i)	As stated in AfDF Financial Statements as of December 31, 2018. Equivalent of UA 3,075 million.

(j)	As stated in EBRD Financial Statements as of December 31, 2018. Equivalent of € 2,557 million.

(k)	As stated in IDB Financial Statements as of December 31, 2018.

(l)	As stated in IIC Financial Statements as of December 31, 2018.

(m)	As stated in MIF Financial Statements as of December 31, 2018.